UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

As of June 30, 2026 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2026	12.31.2025
1	Total Assets	1,639,874,000	1,592,566,000
1.01	Current Assets	173,386,000	162,385,000
1.01.01	Cash and Cash Equivalents	6,690,000	2,316,000
1.01.02	Marketable Securities	19,123,000	14,775,000
1.01.03	Trade and Other Receivables	88,511,000	88,627,000
1.01.04	Inventories	43,051,000	38,682,000
1.01.06	Recoverable Taxes	10,038,000	10,421,000
1.01.06.01	Current Recoverable Taxes	10,038,000	10,421,000
1.01.06.01.01	Income Taxes	3,647,000	3,408,000
1.01.06.01.02	Other Recoverable Taxes	6,391,000	7,013,000
1.01.08	Other Current Assets	5,973,000	7,564,000
1.01.08.01	Non-Current Assets Held for Sale	876,000	872,000
1.01.08.03	Others	5,097,000	6,692,000
1.01.08.03.03	Prepayments	2,329,000	1,848,000
1.01.08.03.04	Others	2,768,000	4,844,000
1.02	Non-Current Assets	1,466,488,000	1,430,181,000
1.02.01	Long-Term Receivables	138,658,000	135,898,000
1.02.01.04	Trade and Other Receivables	2,656,000	4,343,000
1.02.01.07	Deferred Taxes	25,297,000	24,570,000
1.02.01.07.01	Income taxes	986,000	1,931,000
1.02.01.07.02	Deferred Taxes and Contributions	24,311,000	22,639,000
1.02.01.10	Other Non-Current Assets	110,705,000	106,985,000
1.02.01.10.04	Judicial Deposits	85,399,000	81,033,000
1.02.01.10.05	Prepayments	23,521,000	24,366,000
1.02.01.10.06	Other Assets	1,785,000	1,586,000
1.02.02	Investments	339,240,000	346,724,000
1.02.03	Property, Plant and Equipment	974,799,000	933,998,000
1.02.04	Intangible Assets	13,791,000	13,561,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2026	12.31.2025
2	Total Liabilities	1,639,874,000	1,592,566,000
2.01	Current Liabilities	372,929,000	342,435,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,874,000	13,799,000
2.01.02	Trade Payables	35,008,000	42,071,000
2.01.03	Taxes Obligations	3,145,000	4,292,000
2.01.03.01	Federal Taxes Obligations	3,145,000	4,292,000
2.01.03.01.01	Income Tax and Social Contribution Payable	3,145,000	4,292,000
2.01.04	Current Debt and Finance Lease Obligations	255,525,000	216,498,000
2.01.04.01	Current Debt	200,490,000	160,408,000
2.01.04.03	Lease Obligations	55,035,000	56,090,000
2.01.05	Other Liabilities	48,500,000	43,381,000
2.01.05.02	Others	48,500,000	43,381,000
2.01.05.02.01	Dividends and Interest on Capital Payable	8,106,000	11,415,000
2.01.05.02.04	Production Taxes and Other Taxes Payable	28,343,000	20,690,000
2.01.05.02.06	Other liabilities	12,051,000	11,276,000
2.01.06	Provisions	20,298,000	21,828,000
2.01.06.02	Other Provisions	20,298,000	21,828,000
2.01.06.02.04	Pension and Medical Benefits	5,705,000	5,701,000
2.01.06.02.05	Provision for Decommissioning Costs	14,593,000	16,127,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	579,000	566,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	579,000	566,000
2.02	Non-Current Liabilities	785,995,000	834,345,000
2.02.01	Non-Current Debt and Finance Lease Obligations	475,316,000	542,082,000
2.02.01.01	Non-Current Debt	287,978,000	355,050,000
2.02.01.03	Lease Obligations	187,338,000	187,032,000
2.02.02	Other Liabilities	3,074,000	3,144,000
2.02.02.02	Others	3,074,000	3,144,000
2.02.02.02.03	Income Taxes	3,074,000	3,144,000
2.02.03	Deferred Taxes	58,420,000	39,684,000
2.02.03.01	Deferred Income Taxes	58,420,000	39,684,000
2.02.04	Provisions	249,185,000	249,435,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,606,000	17,165,000
2.02.04.02	Other Provisions	232,579,000	232,270,000
2.02.04.02.04	Pension and Medical Benefits	85,024,000	82,726,000
2.02.04.02.05	Provision for Decommissioning Costs	138,652,000	140,182,000
2.02.04.02.06	Employee Benefits	219,000	220,000
2.02.04.02.07	Other liabilities	8,684,000	9,142,000
2.03	Shareholders' Equity	480,950,000	415,786,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,323,000	3,322,000
2.03.04	Profit Reserves	149,990,000	158,062,000
2.03.05	Retained Earnings/Losses	76,295,000	−
2.03.08	Other Comprehensive Income	45,910,000	48,970,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2026 to 06/30/2026	Accumulated of the Current Year 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 04/01/2025 to 06/30/2025	Accumulated of the Previous Year 01/01/2025 to 06/30/2025
3.01	Sales Revenues	154,103,000	282,270,000	116,172,000	237,824,000
3.02	Cost of Sales	(69,648,000)	(135,304,000)	(62,117,000)	(125,350,000)
3.03	Gross Profit	84,455,000	146,966,000	54,055,000	112,474,000
3.04	Operating Expenses / Income	(10,212,000)	(24,321,000)	(20,591,000)	(32,508,000)
3.04.01	Selling Expenses	(7,237,000)	(14,470,000)	(7,558,000)	(14,464,000)
3.04.02	General and Administrative Expenses	(2,356,000)	(4,448,000)	(2,242,000)	(4,461,000)
3.04.05	Other Operating Expenses	(13,214,000)	(18,886,000)	(15,610,000)	(23,698,000)
3.04.05.01	Other Taxes	(5,277,000)	(7,215,000)	(379,000)	(737,000)
3.04.05.02	Research and Development Expenses	(1,494,000)	(2,810,000)	(1,095,000)	(2,274,000)
3.04.05.03	Exploration Costs	(496,000)	(1,100,000)	(1,031,000)	(2,770,000)
3.04.05.05	Other Operating Expenses, Net	(4,790,000)	(8,783,000)	(12,049,000)	(16,550,000)
3.04.05.07	Impairment (losses) reversals, net	(1,157,000)	1,022,000	(1,056,000)	(1,367,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	12,595,000	13,483,000	4,819,000	10,115,000
3.05	Net Income Before Financial Results and Income Taxes	74,243,000	122,645,000	33,464,000	79,966,000
3.06	Finance Income (Expenses), Net	(6,901,000)	(4,234,000)	1,564,000	7,681,000
3.06.01	Finance Income	2,994,000	5,847,000	3,222,000	6,433,000
3.06.01.01	Finance Income	2,994,000	5,847,000	3,222,000	6,433,000
3.06.02	Finance Expenses	(9,895,000)	(10,081,000)	(1,658,000)	1,248,000
3.06.02.01	Finance Expenses	(11,821,000)	(23,393,000)	(12,165,000)	(24,515,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	1,926,000	13,312,000	10,507,000	25,763,000
3.07	Net Income Before Income Taxes	67,342,000	118,411,000	35,028,000	87,647,000
3.08	Income Tax and Social Contribution	(14,897,000)	(33,303,000)	(8,376,000)	(25,786,000)
3.08.01	Current	(11,810,000)	(23,640,000)	(2,288,000)	(12,519,000)
3.08.02	Deferred	(3,087,000)	(9,663,000)	(6,088,000)	(13,267,000)
3.09	Net Income from Continuing Operations	52,445,000	85,108,000	26,652,000	61,861,000
3.11	Income / (Loss) for the Period	52,445,000	85,108,000	26,652,000	61,861,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	4.07	6.60	2.07	4.80
3.99.01.02	Preferred Shares	4.07	6.60	2.07	4.80
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	4.07	6.60	2.07	4.80
3.99.02.02	Preferred Shares	4.07	6.60	2.07	4.80

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2026 to 06/30/2026	Accumulated of the Current Year 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 04/01/2025 to 06/30/2025	Accumulated of the Previous Year 01/01/2025 to 06/30/2025
4.01	Net Income for the Period	52,445,000	85,108,000	26,652,000	61,861,000
4.02	Other Comprehensive Income	292,000	(3,060,000)	(2,678,000)	(8,052,000)
4.02.03	Translation Adjustments in investees	(2,528,000)	(20,670,000)	(17,942,000)	(45,896,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	3,267,000	23,001,000	19,300,000	48,240,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	992,000	3,646,000	2,864,000	7,101,000
4.02.09	Deferred Income Tax on Unrealized Gains on Cash Flow Hedge	(1,448,000)	(9,060,000)	(7,536,000)	(18,816,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	9,000	23,000	636,000	1,319,000
4.03	Total Comprehensive Income for the Period	52,737,000	82,048,000	23,974,000	53,809,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2026 to 06/30/2026 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000
5.03	Adjusted Opening Balance	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000
5.04	Capital Transactions with Owners	−	1,000	(8,072,000)	(8,813,000)	−	(16,884,000)
5.04.06	Dividends	−	−	(8,072,000)	(9,034,000)	−	(17,106,000)
5.04.10	Other Capital Transactions	−	1,000	−	−	−	1,000
5.04.11	Expired dividends	−	−	−	221,000	−	221,000
5.05	Total of Comprehensive Income	−	−	−	85,108,000	(3,060,000)	82,048,000
5.05.01	Net Income for the Period	−	−	−	85,108,000	−	85,108,000
5.05.02	Other Comprehensive Income	−	−	−	−	(3,060,000)	(3,060,000)
5.07	Balance at the End of the Period	205,432,000	3,323,000	149,990,000	76,295,000	45,910,000	480,950,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 06/30/2025 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(11,448,000)	−	(20,593,000)
5.04.06	Dividends	−	−	(9,145,000)	(11,718,000)	−	(20,863,000)
5.04.11	Expired dividends	−	−	−	270,000	−	270,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	61,861,000	(8,052,000)	53,809,000
5.05.01	Net Income for the Period	−	−	−	61,861,000	−	61,861,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,052,000)	(8,052,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	50,413,000	59,786,000	399,222,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 01/01/2025 to 06/30/2025
6.01	Net cash provided by operating activities	33,449,000	68,459,000
6.01.01	Cash provided by operating activities	157,617,000	122,378,000
6.01.01.01	Net Income for the period	85,108,000	61,861,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,520,000	4,735,000
6.01.01.03	Results in equity-accounted investments	(13,483,000)	(10,115,000)
6.01.01.04	Depreciation, depletion and amortization	44,419,000	41,374,000
6.01.01.05	Impairment of assets (reversals), net	(1,022,000)	1,367,000
6.01.01.06	Exploratory expenditures write-offs	33,000	1,203,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,945,000	2,075,000
6.01.01.08	Foreign exchange, indexation and finance charges	1,285,000	(11,294,000)
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	(18,000)	189,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,586,000	3,723,000
6.01.01.15	Income Taxes	33,303,000	25,786,000
6.01.01.16	Results from co-participation agreements in bid areas	(1,061,000)	(290,000)
6.01.01.17	Gain on disposal/write-offs of assets	(612,000)	(392,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	106,000	3,872,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,492,000)	(1,716,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(101,404,000)	(38,873,000)
6.01.02.01	Trade and other receivables, net	(84,819,000)	(21,972,000)
6.01.02.02	Inventories	(4,395,000)	(2,683,000)
6.01.02.03	Judicial deposits	(998,000)	(2,490,000)
6.01.02.05	Other assets	2,145,000	(203,000)
6.01.02.06	Trade payables	(5,979,000)	(2,099,000)
6.01.02.07	Production Taxes and Other Taxes Payable	3,664,000	(1,570,000)
6.01.02.08	Pension and medical benefits	(3,260,000)	(2,980,000)
6.01.02.09	Provisions for legal proceedings	(2,081,000)	(3,176,000)
6.01.02.10	Other Employee Benefits	(3,926,000)	763,000
6.01.02.12	Provision for Decommissioning Costs	(3,848,000)	(2,420,000)
6.01.02.14	Other liabilities	2,093,000	(43,000)
6.01.03	Others	(22,764,000)	(15,046,000)
6.01.03.01	Income Taxes Paid	(22,764,000)	(15,046,000)
6.02	Net cash used in investing activities	(44,860,000)	(14,744,000)
6.02.01	Acquisition of PP&E and intangibles assets	(45,815,000)	(45,165,000)
6.02.02	Acquisition of equity interests	(360,000)	(520,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,855,000	2,820,000
6.02.04	Divestment (Investment) in financial investments	(2,884,000)	24,747,000
6.02.05	Dividends received	699,000	1,234,000
6.02.08	Financial compensation for Co-participation Agreement	1,645,000	2,140,000
6.03	Net cash used in financing activities	15,785,000	(55,870,000)
6.03.02	Proceeds from financing	108,780,000	52,963,000
6.03.03	Repayment of principal - finance debt	(32,316,000)	(42,992,000)
6.03.04	Repayment of interest - finance debt	(13,628,000)	(13,730,000)
6.03.05	Dividends paid to shareholders of Petrobras	(19,276,000)	(26,154,000)
6.03.08	Settlement of lease liabilities	(27,775,000)	(25,957,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	4,374,000	(2,155,000)
6.05.01	Cash and cash equivalents at the beginning of the period	2,316,000	3,134,000
6.05.02	Cash and cash equivalents at the end of the period	6,690,000	979,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 01/01/2025 to 06/30/2025
7.01	Sales Revenues	406,866,000	351,189,000
7.01.01	Sales of Goods and Services	353,354,000	306,673,000
7.01.02	Other Revenues	10,370,000	5,410,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	43,124,000	39,295,000
7.01.04	Allowance for expected credit losses	18,000	(189,000)
7.02	Inputs Acquired from Third Parties	(129,260,000)	(135,068,000)
7.02.01	Cost of Sales	(36,909,000)	(41,358,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(68,033,000)	(69,199,000)
7.02.03	Impairment Charges / Reversals of Assets	1,022,000	(1,367,000)
7.02.04	Others	(25,340,000)	(23,144,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(25,340,000)	(23,144,000)
7.03	Gross Added Value	277,606,000	216,121,000
7.04	Retentions	(44,419,000)	(41,374,000)
7.04.01	Depreciation, Amortization and Depletion	(44,419,000)	(41,374,000)
7.05	Net Added Value Produced	233,187,000	174,747,000
7.06	Transferred Added Value	23,325,000	20,005,000
7.06.01	Share of Profit of Equity-Accounted Investments	13,483,000	10,115,000
7.06.02	Finance Income	5,847,000	6,433,000
7.06.03	Others	3,995,000	3,457,000
7.06.03.01	Rentals, royalties and others	3,995,000	3,457,000
7.07	Total Added Value to be Distributed	256,512,000	194,752,000
7.08	Distribution of Added Value	256,512,000	194,752,000
7.08.01	Employee Compensation	20,614,000	20,289,000
7.08.01.01	Salaries	12,681,000	12,335,000
7.08.01.02	Fringe Benefits	7,233,000	7,327,000
7.08.01.03	Unemployment Benefits (FGTS)	700,000	627,000
7.08.02	Taxes and Contributions	129,733,000	105,796,000
7.08.02.01	Federal	97,554,000	75,519,000
7.08.02.02	State	32,054,000	30,197,000
7.08.02.03	Municipal	125,000	80,000
7.08.03	Return on Third-Party Capital	21,057,000	6,806,000
7.08.03.01	Interest	17,025,000	4,018,000
7.08.03.02	Rental Expenses	4,032,000	2,788,000
7.08.04	Return on Shareholders' Equity	85,108,000	61,861,000
7.08.04.01	Interest on Capital	9,034,000	7,743,000
7.08.04.02	Dividends	−	3,975,000
7.08.04.03	Retained Earnings / (Losses) for the Period	76,074,000	50,143,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2026	12.31.2025
1	Total Assets	1,279,019,000	1,223,389,000
1.01	Current Assets	154,971,000	140,026,000
1.01.01	Cash and Cash Equivalents	33,560,000	35,608,000
1.01.02	Marketable Securities	20,204,000	15,000,000
1.01.03	Trade and Other Receivables	32,364,000	25,461,000
1.01.04	Inventories	50,307,000	45,173,000
1.01.06	Recoverable Taxes	10,984,000	11,147,000
1.01.06.01	Current Recoverable Taxes	10,984,000	11,147,000
1.01.06.01.01	Income Taxes	3,924,000	3,621,000
1.01.06.01.02	Other Recoverable Taxes	7,060,000	7,526,000
1.01.08	Other Current Assets	7,552,000	7,637,000
1.01.08.01	Non-Current Assets Held for Sale	139,000	136,000
1.01.08.03	Others	7,413,000	7,501,000
1.01.08.03.03	Prepayments	3,022,000	2,573,000
1.01.08.03.04	Others	4,391,000	4,928,000
1.02	Non-Current Assets	1,124,048,000	1,083,363,000
1.02.01	Long-Term Receivables	145,252,000	141,830,000
1.02.01.04	Trade and Other Receivables	2,865,000	4,683,000
1.02.01.07	Deferred Taxes	31,974,000	30,576,000
1.02.01.07.01	Income Taxes	1,070,000	2,008,000
1.02.01.07.02	Other taxes recoverable	24,702,000	22,982,000
1.02.01.07.03	Deferred Income Taxes	6,202,000	5,586,000
1.02.01.10	Other Non-Current Assets	110,413,000	106,571,000
1.02.01.10.04	Judicial Deposits	85,829,000	81,510,000
1.02.01.10.05	Prepayments	22,471,000	23,317,000
1.02.01.10.06	Other Assets	2,113,000	1,744,000
1.02.02	Investments	3,387,000	3,024,000
1.02.03	Property, Plant and Equipment	961,265,000	924,624,000
1.02.04	Intangible Assets	14,144,000	13,885,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2026	12.31.2025
2	Total Liabilities	1,279,019,000	1,223,389,000
2.01	Current Liabilities	181,372,000	198,368,000
2.01.01	Payroll, Profit Sharing and Related Charges	10,980,000	15,236,000
2.01.02	Trade Payables	34,255,000	40,948,000
2.01.03	Taxes Obligations	4,532,000	7,110,000
2.01.03.01	Federal Taxes Obligations	4,532,000	7,110,000
2.01.03.01.01	Income Taxes Payable	4,532,000	7,110,000
2.01.04	Current Debt and Lease Obligations	60,490,000	67,253,000
2.01.04.01	Current Debt	7,431,000	12,027,000
2.01.04.03	Lease Obligations	53,059,000	55,226,000
2.01.05	Other Liabilities	50,152,000	45,321,000
2.01.05.02	Others	50,152,000	45,321,000
2.01.05.02.01	Dividends and Interest on Capital Payable	8,192,000	11,530,000
2.01.05.02.04	Production taxes and other taxes payable	28,651,000	20,966,000
2.01.05.02.06	Other liabilities	13,309,000	12,825,000
2.01.06	Provisions	20,384,000	21,934,000
2.01.06.02	Other Provisions	20,384,000	21,934,000
2.01.06.02.04	Pension and Medical Benefits	5,710,000	5,701,000
2.01.06.02.05	Provision for Decommissioning Costs	14,674,000	16,233,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	579,000	566,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	579,000	566,000
2.02	Non-Current Liabilities	615,793,000	607,434,000
2.02.01	Non-Current Debt and Finance Lease Obligations	306,043,000	316,772,000
2.02.01.01	Non-Current Debt	126,303,000	133,462,000
2.02.01.03	Lease Obligations	179,740,000	183,310,000
2.02.02	Other Liabilities	3,095,000	3,168,000
2.02.02.02	Others	3,095,000	3,168,000
2.02.02.02.03	Income Taxes	3,095,000	3,168,000
2.02.03	Deferred Taxes	53,926,000	34,965,000
2.02.03.01	Deferred Taxes	53,926,000	34,965,000
2.02.04	Provisions	252,729,000	252,529,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	17,752,000	17,881,000
2.02.04.02	Other Provisions	234,977,000	234,648,000
2.02.04.02.04	Pension and Medical Benefits	86,743,000	84,315,000
2.02.04.02.05	Provision for Decommissioning Costs	139,038,000	140,656,000
2.02.04.02.06	Employee Benefits	258,000	238,000
2.02.04.02.07	Other liabilities	8,938,000	9,439,000
2.03	Shareholders' Equity	481,854,000	417,587,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,107,000	3,106,000
2.03.04	Profit Reserves	150,206,000	158,278,000
2.03.05	Retained Earnings/Losses	76,295,000	−
2.03.08	Other Comprehensive Income	45,910,000	48,970,000
2.03.09	Non-controlling interests	904,000	1,801,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2026 to 06/30/2026	Accumulated of the Current Year 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 04/01/2025 to 06/30/2025	Accumulated of the Previous Year 01/01/2025 to 06/30/2025
3.01	Sales Revenues	169,530,000	293,216,000	119,128,000	242,272,000
3.02	Cost of Sales	(71,230,000)	(135,314,000)	(62,449,000)	(124,884,000)
3.03	Gross Profit	98,300,000	157,902,000	56,679,000	117,388,000
3.04	Operating Expenses / Income	(25,944,000)	(44,276,000)	(26,211,000)	(43,880,000)
3.04.01	Selling Expenses	(8,806,000)	(16,775,000)	(7,283,000)	(13,659,000)
3.04.02	General and Administrative Expenses	(2,811,000)	(5,328,000)	(2,627,000)	(5,219,000)
3.04.05	Other Operating Expenses	(14,851,000)	(22,750,000)	(16,555,000)	(25,751,000)
3.04.05.01	Other Taxes	(5,978,000)	(8,461,000)	(722,000)	(1,444,000)
3.04.05.02	Research and Development Expenses	(1,494,000)	(2,810,000)	(1,095,000)	(2,274,000)
3.04.05.03	Exploration Costs	(512,000)	(1,238,000)	(1,050,000)	(2,861,000)
3.04.05.05	Other Operating Expenses, Net	(5,709,000)	(11,263,000)	(12,632,000)	(17,826,000)
3.04.05.07	Impairment (losses) reversals, net	(1,158,000)	1,022,000	(1,056,000)	(1,346,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	524,000	577,000	254,000	749,000
3.05	Net Income Before Financial Results and Income Taxes	72,356,000	113,626,000	30,468,000	73,508,000
3.06	Finance Income (Expenses), Net	(1,526,000)	6,340,000	5,572,000	16,167,000
3.06.01	Finance Income	1,929,000	3,687,000	1,955,000	3,692,000
3.06.01.01	Finance Income	1,929,000	3,687,000	1,955,000	3,692,000
3.06.02	Finance Expenses	(3,455,000)	2,653,000	3,617,000	12,475,000
3.06.02.01	Finance Expenses	(5,298,000)	(10,477,000)	(6,030,000)	(11,774,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	1,843,000	13,130,000	9,647,000	24,249,000
3.07	Net Income Before Income Taxes	70,830,000	119,966,000	36,040,000	89,675,000
3.08	Income Tax and Social Contribution	(18,335,000)	(34,710,000)	(9,266,000)	(27,570,000)
3.08.01	Current	(12,956,000)	(25,543,000)	(3,018,000)	(14,090,000)
3.08.02	Deferred	(5,379,000)	(9,167,000)	(6,248,000)	(13,480,000)
3.09	Net Income from Continuing Operations	52,495,000	85,256,000	26,774,000	62,105,000
3.11	Income / (Loss) for the Period	52,495,000	85,256,000	26,774,000	62,105,000
3.11.01	Attributable to Shareholders of Petrobras	52,445,000	85,108,000	26,652,000	61,861,000
3.11.02	Attributable to Non-Controlling Interests	50,000	148,000	122,000	244,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	4.07	6.60	2.07	4.80
3.99.01.02	Preferred Shares	4.07	6.60	2.07	4.80
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	4.07	6.60	2.07	4.80
3.99.02.02	Preferred Shares	4.07	6.60	2.07	4.80

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2026 to 06/30/2026	Accumulated of the Current Year 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 04/01/2025 to 06/30/2025	Accumulated of the Previous Year 01/01/2025 to 06/30/2025
4.01	Net Income for the Period	52,495,000	85,256,000	26,774,000	62,105,000
4.02	Other Comprehensive Income	292,000	(3,060,000)	(2,678,000)	(8,055,000)
4.02.01	Actuarial Gains on Post-employment Defined Benefits Plans	−	−	−	4,000
4.02.03	Translation Adjustments in investees	(2,528,000)	(20,670,000)	(17,942,000)	(45,899,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	3,267,000	23,001,000	19,300,000	48,240,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	993,000	3,658,000	2,824,000	7,052,000
4.02.09	Deferred Income Taxes on Cash Flow Hedge	(1,448,000)	(9,064,000)	(7,522,000)	(18,799,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	8,000	15,000	662,000	1,347,000
4.03	Total Comprehensive Income for the Period	52,787,000	82,196,000	24,096,000	54,050,000
4.03.01	Attributable to Shareholders of Petrobras	52,737,000	82,048,000	23,974,000	53,809,000
4.03.02	Attributable to Non-controlling Interests	50,000	148,000	122,000	241,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2026 to 06/30/2026 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000	1,801,000	417,587,000
5.03	Adjusted Opening Balance	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000	1,801,000	417,587,000
5.04	Capital Transactions with Owners	−	1,000	(8,072,000)	(8,813,000)	−	(16,884,000)	(1,045,000)	(17,929,000)
5.04.06	Dividends	−	−	(8,072,000)	(9,034,000)	−	(17,106,000)	(3,000)	(17,109,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(1,042,000)	(1,042,000)
5.04.10	Capital Transactions	−	1,000	−	−	−	1,000	−	1,000
5.04.11	Expired unclaimed dividends	−	−	−	221,000	−	221,000	−	221,000
5.05	Total of Comprehensive Income	−	−	−	85,108,000	(3,060,000)	82,048,000	148,000	82,196,000
5.05.01	Net Income for the Period	−	−	−	85,108,000	−	85,108,000	148,000	85,256,000
5.05.02	Other Comprehensive Income	−	−	−	−	(3,060,000)	(3,060,000)	−	(3,060,000)
5.07	Balance at the End of the Period	205,432,000	3,323,000	149,990,000	76,295,000	45,910,000	480,950,000	904,000	481,854,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 06/30/2025 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(11,448,000)	−	(20,593,000)	811,000	(19,782,000)
5.04.06	Dividends	−	−	(9,145,000)	(11,718,000)	−	(20,863,000)	(114,000)	(20,977,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	925,000	925,000
5.04.11	Expired unclaimed dividends	−	−	−	270,000	−	270,000	−	270,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−	−	−
5.05	Total of Comprehensive Income	−	−	−	61,861,000	(8,052,000)	53,809,000	241,000	54,050,000
5.05.01	Net Income for the Period	−	−	−	61,861,000	−	61,861,000	244,000	62,105,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,052,000)	(8,052,000)	(3,000)	(8,055,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	50,413,000	59,786,000	399,222,000	2,560,000	401,782,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 01/01/2025 to 06/30/2025
6.01	Net cash provided by operating activities	105,788,000	91,762,000
6.01.01	Cash provided by operating activities	161,980,000	124,871,000
6.01.01.01	Net Income for the period	85,256,000	62,105,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,672,000	4,871,000
6.01.01.03	Results of equity-accounted investments	(577,000)	(749,000)
6.01.01.04	Depreciation, depletion and amortization	43,117,000	39,928,000
6.01.01.05	Impairment of assets (reversals), net	(1,022,000)	1,346,000
6.01.01.06	Exploratory expenditures write-offs	106,000	1,203,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,459,000	1,874,000
6.01.01.08	Foreign exchange, indexation and finance charges	(8,305,000)	(18,725,000)
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	(3,000)	203,000
6.01.01.11	Inventory write-back to net realizable value	18,000	35,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,595,000	3,735,000
6.01.01.15	Income Taxes	34,710,000	27,570,000
6.01.01.16	Results from co-participation agreements in bid areas	(1,061,000)	(290,000)
6.01.01.17	Gain on disposal/write-offs of assets	(597,000)	(402,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	106,000	3,872,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,494,000)	(1,705,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(30,623,000)	(16,980,000)
6.01.02.01	Trade and other receivables, net	(11,028,000)	616,000
6.01.02.02	Inventories	(6,228,000)	(4,902,000)
6.01.02.03	Judicial deposits	(966,000)	(2,517,000)
6.01.02.05	Other assets	434,000	1,177,000
6.01.02.06	Trade payables	(5,380,000)	(684,000)
6.01.02.07	Production taxes and other taxes payable	4,151,000	(2,539,000)
6.01.02.08	Pension and medical benefits	(3,278,000)	(2,998,000)
6.01.02.09	Provisions for legal proceedings	(2,137,000)	(3,191,000)
6.01.02.10	Other Employee Benefits	(4,231,000)	602,000
6.01.02.12	Provision for Decommissioning Costs	(3,936,000)	(2,435,000)
6.01.02.14	Other liabilities	1,976,000	(109,000)
6.01.03	Others	(25,569,000)	(16,129,000)
6.01.03.01	Income Taxes Paid	(25,569,000)	(16,129,000)
6.02	Net cash used in investing activities	(47,711,000)	(24,800,000)
6.02.01	Acquisition of PP&E and intangibles assets	(46,774,000)	(46,467,000)
6.02.02	Acquisition of equity interests	(324,000)	(10,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,855,000	2,820,000
6.02.04	Divestment (investment) in financial investments	(4,470,000)	16,568,000
6.02.05	Dividends received	357,000	149,000
6.02.08	Financial compensation for Co-participation Agreement	1,645,000	2,140,000
6.03	Net cash used in financing activities	(58,794,000)	(46,937,000)
6.03.01	Changes in non-controlling interest	(1,044,000)	924,000
6.03.02	Proceeds from financing	10,039,000	17,517,000
6.03.03	Repayment of principal - finance debt	(16,061,000)	(8,962,000)
6.03.04	Repayment of interest - finance debt	(5,569,000)	(4,966,000)
6.03.05	Dividends paid to shareholders of Petrobras	(19,276,000)	(26,154,000)
6.03.06	Dividends paid to non-controlling interests	(38,000)	(181,000)
6.03.08	Settlement of lease liabilities	(26,845,000)	(25,115,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,331,000)	(2,102,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(2,048,000)	17,923,000
6.05.01	Cash and cash equivalents at the beginning of the period	35,608,000	20,254,000
6.05.02	Cash and cash equivalents at the end of the period	33,560,000	38,177,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 06/30/2026	Accumulated of the Previous Period 01/01/2025 to 06/30/2025
7.01	Sales Revenues	419,552,000	357,380,000
7.01.01	Sales of Goods and Services	364,558,000	311,446,000
7.01.02	Other Revenues	11,506,000	6,015,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	43,485,000	40,122,000
7.01.04	Allowance for expected credit losses	3,000	(203,000)
7.02	Inputs Acquired from Third Parties	(132,902,000)	(134,498,000)
7.02.01	Cost of Sales	(42,851,000)	(46,674,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(66,736,000)	(64,171,000)
7.02.03	Impairment Charges / Reversals of Assets	1,022,000	(1,346,000)
7.02.04	Others	(24,337,000)	(22,307,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(24,337,000)	(22,307,000)
7.03	Gross Added Value	286,650,000	222,882,000
7.04	Retentions	(43,117,000)	(39,928,000)
7.04.01	Depreciation, Amortization and Depletion	(43,117,000)	(39,928,000)
7.05	Net Added Value Produced	243,533,000	182,954,000
7.06	Transferred Added Value	6,933,000	6,602,000
7.06.01	Share of Profit of Equity-Accounted Investments	577,000	749,000
7.06.02	Finance Income	3,687,000	3,692,000
7.06.03	Others	2,669,000	2,161,000
7.06.03.01	Rentals, royalties and others	2,669,000	2,161,000
7.07	Total Added Value to be Distributed	250,466,000	189,556,000
7.08	Distribution of Added Value	250,466,000	189,556,000
7.08.01	Employee Compensation	22,938,000	22,230,000
7.08.01.01	Salaries	14,459,000	13,848,000
7.08.01.02	Fringe Benefits	7,709,000	7,692,000
7.08.01.03	Unemployment Benefits (FGTS)	770,000	690,000
7.08.02	Taxes and Contributions	133,884,000	109,674,000
7.08.02.01	Federal	101,088,000	78,864,000
7.08.02.02	State	32,437,000	30,511,000
7.08.02.03	Municipal	359,000	299,000
7.08.03	Return on Third-Party Capital	8,388,000	(4,453,000)
7.08.03.01	Interest	4,291,000	(7,209,000)
7.08.03.02	Rental Expenses	4,097,000	2,756,000
7.08.04	Return on Shareholders' Equity	85,256,000	62,105,000
7.08.04.01	Interest on Capital	9,034,000	7,743,000
7.08.04.02	Dividends	−	3,975,000
7.08.04.03	Retained Earnings / (Losses) for the Period	76,074,000	50,143,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	148,000	244,000

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2025, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 6, 2026.

1.1.	New standards and interpretations

The initial application of the IFRS accounting standards issued by the International Accounting Standards Board (IASB) that became effective on January 1, 2026, as disclosed in note 6.1 to the financial statements of December 31, 2025, had no significant effect on these unaudited condensed consolidated and individual interim financial statements of June 30, 2026.

2.	Material accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2025.

3.	Cash and cash equivalents and financial investments
3.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	Consolidated
	06.30.2026	12.31.2025
Cash at bank and in hand	567	1,223
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	10,337	6,484
Bank Deposit Certificates	923	396
Other investment funds	761	763
	12,021	7,643
- Abroad
Time deposits	7,848	18,242
Sweep accounts and interest-bearing accounts	12,855	8,242
Other financial investments	269	258
	20,972	26,742
Total financial investments classified as cash equivalents	32,993	34,385
Total cash and cash equivalents	33,560	35,608

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

3.2.	Financial investments
		Consolidated
	06.30.2026	12.31.2025
Fair value through profit or loss	971	1,125
Amortized cost	19,400	13,889
Total	20,371	15,014
Current	20,204	15,000
Non-current (1)	167	14
(1) Non-current financial investments are classified in "Other Assets".

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

4.	Sales revenues
		Consolidated
	Apr-Jun	2026 Jan-Jun	Apr-Jun	2025 Jan-Jun
Gross sales	205,061	364,558	154,187	311,446
Sales taxes (1)	(35,531)	(71,342)	(35,059)	(69,174)
Sales revenues	169,530	293,216	119,128	242,272
Diesel	38,262	73,695	35,010	73,370
Road-use diesel subsidy program	9,737	10,409	−	−
Gasoline	15,209	30,582	17,415	34,755
Gasoline subsidy program	816	816	−	−
Liquefied petroleum gas	4,753	9,123	5,004	9,286
Liquefied petroleum gas subsidy program	84	84	−	−
Jet fuel	9,549	15,747	5,718	12,284
Naphtha	3,951	6,434	2,408	4,804
Fuel oil (including bunker fuel)	1,073	1,931	750	1,717
Other oil products	6,120	10,582	5,494	10,934
Subtotal oil products	89,554	159,403	71,799	147,150
Natural gas	4,541	8,633	5,514	10,676
Crude oil	6,856	11,739	6,064	14,272
Renewables and nitrogen products	617	1,207	235	545
Breakage	220	406	308	592
Electricity	1,384	3,102	835	1,645
Services, agency and others	1,286	2,520	1,031	1,999
Domestic market	104,458	187,010	85,786	176,879
Exports	63,814	103,771	32,154	63,559
Crude oil	52,282	82,339	25,213	47,516
Fuel oil (including bunker fuel)	9,482	17,569	6,182	13,096
Other oil products and other products	2,050	3,863	759	2,947
Sales abroad (2)	1,258	2,435	1,188	1,834
Foreign Market	65,072	106,206	33,342	65,393
Sales revenues	169,530	293,216	119,128	242,272
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the six-month period ended June 30, 2026, in relation to road-use diesel, gasoline and liquefied petroleum gas subsidy programs, the Company recognized the total amount of R$ 12,461 as gross sales revenues (R$11,309 net of sales taxes), as described in note 28.5.1.

The composition of sales revenues by shipping destination is presented as follows:

			Consolidated

	Apr-Jun	2026 Jan-Jun	Apr-Jun	2025 Jan-Jun
Brazil	104,458	187,010	85,786	176,879
Domestic market	104,458	187,010	85,786	176,879
China	27,459	44,523	11,408	17,684
Americas (except United States)	7,257	12,125	4,436	8,358
Europe	7,382	10,854	5,510	11,643
Asia (except China and Singapore)	13,640	21,418	6,386	13,369
United States	1,491	3,657	1,649	5,634
Singapore	6,595	11,773	3,544	7,454
Others	1,248	1,856	409	1,251
Foreign market	65,072	106,206	33,342	65,393
Sales revenues	169,530	293,216	119,128	242,272

In the six-month period ended June 30, 2026, sales to one client of the refining, transportation and marketing (RT&M) segment represented individually 12% of the Company’s sales revenues. In the six-month period ended June 30, 2025, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
		Consolidated

	Apr-Jun	2026 Jan-Jun	Apr-Jun	2025 Jan-Jun
Raw material, products for resale, materials and third-party services (1)	(28,792)	(56,432)	(29,716)	(59,493)
Acquisitions (including imports)	(18,294)	(36,311)	(20,093)	(40,992)
Crude oil	(12,892)	(24,259)	(9,984)	(22,338)
Oil products	(4,041)	(9,854)	(8,974)	(15,916)
Natural gas	(1,361)	(2,198)	(1,135)	(2,738)
Third-party services and others	(10,498)	(20,121)	(9,623)	(18,501)
Depreciation, depletion and amortization	(17,870)	(35,517)	(17,023)	(31,715)
Production taxes	(23,226)	(41,378)	(14,475)	(30,884)
Employee compensation	(2,602)	(5,341)	(2,435)	(4,772)
Inventory turnover	1,260	3,354	1,200	1,980
Total	(71,230)	(135,314)	(62,449)	(124,884)
(1) It Includes short-term leases.

5.2.	Selling expenses
		Consolidated
		2026	2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(7,502)	(14,168)	(6,067)	(11,307)
Depreciation, depletion and amortization	(1,111)	(2,178)	(965)	(1,949)
Reversal (allowance) for expected credit losses	5	(34)	(77)	(53)
Employee compensation	(198)	(395)	(174)	(350)
Total	(8,806)	(16,775)	(7,283)	(13,659)

5.3.	General and administrative expenses
		Consolidated

	Apr-Jun	2026 Jan-Jun	Apr-Jun	2025 Jan-Jun
Employee compensation	(1,655)	(3,244)	(1,498)	(3,046)
Materials, third-party services, rent and other related costs	(814)	(1,434)	(868)	(1,683)
Depreciation, depletion and amortization	(342)	(650)	(261)	(490)
Total	(2,811)	(5,328)	(2,627)	(5,219)

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

6.	Other income and expenses, net

			Consolidated
		2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Stoppages for asset maintenance and pre-operating expenses	(3,215)	(6,601)	(3,739)	(7,446)
Pension and medical benefits - retirees (1)	(2,025)	(4,051)	(1,833)	(3,674)
Variable compensation programs (2)	(1,894)	(3,712)	(1,729)	(3,413)
Losses with legal, administrative and arbitration proceedings	(1,763)	(2,459)	(711)	(1,874)
Institutional relations and cultural projects	(440)	(761)	(350)	(559)
Gains (losses) with commodity derivatives	(50)	(727)	49	59
Operating expenses with thermoelectric power plants	(272)	(513)	(322)	(643)
Health, safety and environment	(401)	(503)	(90)	(193)
Collective bargaining agreement	(120)	(162)	(1,214)	(1,214)
Equalization of expenses - Production Individualization Agreements	(70)	(106)	(3,849)	(3,872)
Fines imposed on customers	138	263	385	553
Results on disposal/write-offs of assets	205	597	78	402
Fines imposed on suppliers	320	673	400	689
Government grants	468	827	134	363
Results from co-participation agreements in bid areas	445	1,061	(113)	290
Results of non-core activities	687	1,360	712	1,284
Early termination and changes to cash flow estimates of leases	764	1,494	800	1,705
Reimbursements from E&P partnership operations	1,255	1,950	(481)	391
Others	259	107	(759)	(674)
Total	(5,709)	(11,263)	(12,632)	(17,826)
(1) For more information, see note 14.2 - Employee benefits (post-employment).
(2) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 14.1.

7.	Net finance income (expense)

		Consolidated
		2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	1,929	3,687	1,955	3,692
Income from financial investments and Government Bonds	1,364	2,513	1,276	2,581
Other finance income	565	1,174	679	1,111
Finance expenses	(5,298)	(10,477)	(6,030)	(11,774)
Interest in finance debt	(2,944)	(5,851)	(2,926)	(5,648)
Unwinding of discount on lease liability	(3,714)	(7,276)	(3,699)	(7,332)
Capitalized borrowing costs	3,660	6,946	2,642	5,266
Unwinding of discount on the provision for decommissioning costs	(1,771)	(3,559)	(1,861)	(3,722)
Other finance expenses	(529)	(737)	(186)	(338)
Foreign exchange gains (losses) and inflation indexation charges	1,843	13,130	9,647	24,249
Foreign exchange gains (losses) (1)	1,800	14,314	11,343	29,474
Real x U.S. dollar	1,808	14,121	11,965	30,326
Other currencies	(8)	193	(622)	(852)
Reclassification of hedge accounting to the Statement of Income (1)	(993)	(3,658)	(2,824)	(7,052)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(478)	(780)	(500)	(876)
Recoverable taxes inflation indexation income	371	503	573	909
Other foreign exchange gains and indexation charges, net	1,143	2,751	1,055	1,794
Total	(1,526)	6,340	5,572	16,167
(1) For more information, see notes 27.3.1.a, and 27.3.1. c.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Apr-Jun/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	114,940	163,193	12,150	500	(121,253)	169,530
Intersegments	114,635	2,161	4,442	15	(121,253)	−
Third parties	305	161,032	7,708	485	−	169,530
Cost of sales	(47,184)	(137,063)	(6,665)	(442)	120,124	(71,230)
Gross profit	67,756	26,130	5,485	58	(1,129)	98,300
Expenses	(4,969)	(11,992)	(4,097)	(5,410)	−	(26,468)
Selling	(3)	(5,190)	(3,601)	(12)	−	(8,806)
General and administrative	(129)	(661)	(191)	(1,830)	−	(2,811)
Exploration costs	(512)	−	−	−	−	(512)
Research and development	(1,226)	(7)	(16)	(245)	−	(1,494)
Other taxes	(67)	(5,001)	(14)	(896)	−	(5,978)
Impairment (losses) reversals, net	(1,160)	−	−	2	−	(1,158)
Other income and expenses, net	(1,872)	(1,133)	(275)	(2,429)	−	(5,709)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	62,787	14,138	1,388	(5,352)	(1,129)	71,832
Net finance income	−	−	−	(1,526)	−	(1,526)
Results of equity-accounted investments	150	333	69	(28)	−	524
Net Income (loss) before income taxes	62,937	14,471	1,457	(6,906)	(1,129)	70,830
Income taxes	(21,347)	(4,802)	(472)	7,907	379	(18,335)
Net income (loss) for the period	41,590	9,669	985	1,001	(750)	52,495
Attributable to:
Shareholders of Petrobras	41,592	9,669	957	977	(750)	52,445
Non-controlling interests	(2)	−	28	24	−	50
Net income (loss) for the period	41,590	9,669	985	1,001	(750)	52,495

Consolidated Statement of Income by operating segment - Apr-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	81,606	112,104	12,320	449	(87,351)	119,128
Intersegments	81,266	1,451	4,626	8	(87,351)	−
Third parties	340	110,653	7,694	441	−	119,128
Cost of sales	(37,410)	(105,290)	(6,475)	(394)	87,120	(62,449)
Gross profit	44,196	6,814	5,845	55	(231)	56,679
Expenses	(10,534)	(4,916)	(5,164)	(5,851)	−	(26,465)
Selling	−	(2,933)	(4,259)	(91)	−	(7,283)
General and administrative	(147)	(549)	(177)	(1,754)	−	(2,627)
Exploration costs	(1,050)	−	−	−	−	(1,050)
Research and development	(842)	(9)	(9)	(235)	−	(1,095)
Other taxes	(38)	(79)	(29)	(576)	−	(722)
Impairment (losses) reversals, net	(778)	(275)	(3)	−	−	(1,056)
Other income and expenses, net	(7,679)	(1,071)	(687)	(3,195)	−	(12,632)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	33,662	1,898	681	(5,796)	(231)	30,214
Net finance income	−	−	−	5,572	−	5,572
Results of equity-accounted investments	238	(52)	99	(31)	−	254
Net Income (loss) before income taxes	33,900	1,846	780	(255)	(231)	36,040
Income taxes	(11,445)	(646)	(232)	2,979	78	(9,266)
Net income (loss) for the period	22,455	1,200	548	2,724	(153)	26,774
Attributable to:
Shareholders of Petrobras	22,458	1,200	504	2,643	(153)	26,652
Non-controlling interests	(3)	−	44	81	−	122
Net income (loss) for the period	22,455	1,200	548	2,724	(153)	26,774

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Jun/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	198,987	280,371	23,740	960	(210,842)	293,216
Intersegments	198,369	3,776	8,673	24	(210,842)	−
Third parties	618	276,595	15,067	936	−	293,216
Cost of sales	(89,965)	(230,491)	(13,051)	(870)	199,063	(135,314)
Gross profit	109,022	49,880	10,689	90	(11,779)	157,902
Expenses	(7,803)	(17,298)	(8,424)	(11,328)	−	(44,853)
Selling	(5)	(9,363)	(7,340)	(67)	−	(16,775)
General and administrative	(202)	(1,198)	(377)	(3,551)	−	(5,328)
Exploration costs	(1,238)	−	−	−	−	(1,238)
Research and development	(2,265)	(14)	(33)	(498)	−	(2,810)
Other taxes	(952)	(5,715)	(28)	(1,766)	−	(8,461)
Impairment (losses) reversals, net	(1,145)	2,164	−	3	−	1,022
Other income and expenses, net	(1,996)	(3,172)	(646)	(5,449)	−	(11,263)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	101,219	32,582	2,265	(11,238)	(11,779)	113,049
Net finance income	−	−	−	6,340	−	6,340
Results of equity-accounted investments	229	219	162	(33)	−	577
Net Income (loss) before income taxes	101,448	32,801	2,427	(4,931)	(11,779)	119,966
Income taxes	(34,414)	(11,073)	(770)	7,547	4,000	(34,710)
Net income (loss) for the period	67,034	21,728	1,657	2,616	(7,779)	85,256
Attributable to:
Shareholders of Petrobras	67,039	21,728	1,587	2,533	(7,779)	85,108
Non-controlling interests	(5)	−	70	83	−	148
Net income (loss) for the period	67,034	21,728	1,657	2,616	(7,779)	85,256

Consolidated Statement of Income by operating segment – Jan-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	169,775	228,923	23,187	900	(180,513)	242,272
Intersegments	169,115	3,147	8,236	15	(180,513)	−
Third parties	660	225,776	14,951	885	−	242,272
Cost of sales	(77,125)	(215,056)	(13,035)	(795)	181,127	(124,884)
Gross profit	92,650	13,867	10,152	105	614	117,388
Expenses	(14,820)	(9,212)	(9,715)	(10,882)	−	(44,629)
Selling	(2)	(5,485)	(8,090)	(82)	−	(13,659)
General and administrative	(174)	(1,058)	(332)	(3,655)	−	(5,219)
Exploration costs	(2,861)	−	−	−	−	(2,861)
Research and development	(1,787)	(17)	(18)	(452)	−	(2,274)
Other taxes	(62)	(152)	(39)	(1,191)	−	(1,444)
Impairment (losses) reversals, net	(1,091)	(252)	(3)	−	−	(1,346)
Other income and expenses, net	(8,843)	(2,248)	(1,233)	(5,502)	−	(17,826)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	77,830	4,655	437	(10,777)	614	72,759
Net finance income	−	−	−	16,167	−	16,167
Results in equity-accounted investments	315	283	183	(32)	−	749
Net Income (loss) before income taxes	78,145	4,938	620	5,358	614	89,675
Income taxes	(26,462)	(1,583)	(149)	833	(209)	(27,570)
Net income (loss) for the period	51,683	3,355	471	6,191	405	62,105
Attributable to:
Shareholders of Petrobras	51,690	3,355	374	6,037	405	61,861
Non-controlling interests	(7)	−	97	154	−	244
Net income (loss) for the period	51,683	3,355	471	6,191	405	62,105

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - Apr-Jun/2026

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,966)	(172)	(66)	(11)	(3,215)
Pension and medical benefits - retirees	−	−	−	(2,025)	(2,025)
Variable compensation programs	(761)	(594)	(75)	(464)	(1,894)
Losses with legal, administrative and arbitration proceedings	(1,298)	(256)	(5)	(204)	(1,763)
Gains (losses) with commodity derivatives	−	(69)	19	−	(50)
Results on disposal/write-offs of assets	44	70	19	72	205
Results from co-participation agreements in bid areas	445	−	−	−	445
Results of non-core activities	635	18	5	29	687
Early termination and changes to cash flow estimates of leases	804	(28)	(23)	11	764
Reimbursements from E&P partnership operations	1,255	−	−	−	1,255
Others	(30)	(102)	(149)	163	(118)
Total	(1,872)	(1,133)	(275)	(2,429)	(5,709)

Other income and expenses, net by segment - Apr-Jun/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,397)	(166)	(155)	(21)	(3,739)
Pension and medical benefits - retirees	−	−	−	(1,833)	(1,833)
Variable compensation programs	(777)	(420)	(89)	(443)	(1,729)
Losses with legal, administrative and arbitration proceedings	30	(221)	(156)	(364)	(711)
Gains (losses) with commodity derivatives	−	16	33	−	49
Results on disposal/write-offs of assets	(101)	8	80	91	78
Results from co-participation agreements in bid areas	(113)	−	−	−	(113)
Results of non-core activities	676	16	1	19	712
Early termination and changes to cash flow estimates of leases	829	(18)	−	(11)	800
Reimbursements from E&P partnership operations	(481)	−	−	−	(481)
Others	(4,345)	(286)	(401)	(633)	(5,665)
Total	(7,679)	(1,071)	(687)	(3,195)	(12,632)

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - Jan-Jun/2026

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(5,961)	(483)	(123)	(34)	(6,601)
Pension and medical benefits - retirees	−	−	−	(4,051)	(4,051)
Variable compensation programs	(1,594)	(1,019)	(167)	(932)	(3,712)
Losses with legal, administrative and arbitration proceedings	(491)	(741)	(18)	(1,209)	(2,459)
Gains (losses) with commodity derivatives	−	(745)	18	−	(727)
Results on disposal/write-offs of assets	264	30	30	273	597
Results from co-participation agreements in bid areas	1,061	−	−	−	1,061
Results of non-core activities	1,282	15	6	57	1,360
Early termination and changes to cash flow estimates of leases	1,480	27	(23)	10	1,494
Reimbursements from E&P partnership operations	1,950	−	−	−	1,950
Others	13	(256)	(369)	437	(175)
Total	(1,996)	(3,172)	(646)	(5,449)	(11,263)

Other income and expenses, net by segment - Jan-Jun/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(6,387)	(739)	(274)	(46)	(7,446)
Pension and medical benefits - retirees	−	−	−	(3,674)	(3,674)
Variable compensation programs	(1,553)	(795)	(174)	(891)	(3,413)
Losses with legal, administrative and arbitration proceedings	(617)	(387)	(165)	(705)	(1,874)
Gains (losses) with commodity derivatives	−	20	39	−	59
Results on disposal/write-offs of assets	84	1	94	223	402
Results from co-participation agreements in bid areas	290	−	−	−	290
Results of non-core activities	1,274	(31)	3	38	1,284
Early termination and changes to cash flow estimates of leases	1,701	(25)	3	26	1,705
Reimbursements from E&P partnership operations	391	−	−	−	391
Others	(4,026)	(292)	(759)	(473)	(5,550)
Total	(8,843)	(2,248)	(1,233)	(5,502)	(17,826)

The amount of depreciation, depletion and amortization by business segment is set forth as follows:

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Apr-Jun/2026	16,583	3,870	753	297	21,503
Apr-Jun/2025	16,071	3,913	743	225	20,952

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Jun/2026	33,167	7,742	1,638	570	43,117
Jan-Jun/2025	30,567	7,406	1,525	430	39,928
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2026

Current assets	15,144	66,361	2,549	100,871	(29,954)	154,971
Non-current assets	876,001	129,268	28,859	89,920	−	1,124,048
Long-term receivables	51,178	19,169	849	74,056	−	145,252
Investments	1,633	476	966	312	−	3,387
Property, plant and equipment	812,814	108,803	26,559	13,089	−	961,265
Operating assets	618,246	88,586	23,251	8,645	−	738,728
Under construction	194,568	20,217	3,308	4,444	−	222,537
Intangible assets	10,376	820	485	2,463	−	14,144
Total Assets	891,145	195,629	31,408	190,791	(29,954)	1,279,019

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2025

Current assets	13,340	52,714	1,960	91,448	(19,436)	140,026
Non-current assets	843,470	122,760	29,247	87,886	−	1,083,363
Long-term receivables	51,274	17,007	802	72,747	−	141,830
Investments	1,605	149	942	328	−	3,024
Property, plant and equipment	780,341	104,836	27,057	12,390	−	924,624
Operating assets	596,594	90,973	24,179	8,626	−	720,372
Under construction	183,747	13,863	2,878	3,764	−	204,252
Intangible assets	10,250	768	446	2,421	−	13,885
Total Assets	856,810	175,474	31,207	179,334	(19,436)	1,223,389

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Third parties
Receivables from contracts with customers	24,914	25,534	14,195	15,722
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	4,255	6,231	4,255	6,231
Lease receivables	1,030	1,242	−	−
Other receivables	3,666	6,565	3,103	5,969
Subtotal - Third parties	33,865	39,572	21,553	27,922
Related parties
Receivables from contracts with customers - Investees	485	422	7,850	16,516
Fuel trading subsidy program	10,462	−	10,462	−
Applications in credit rights - FIDC-NP	−	−	57,396	54,686
Subtotal - Related parties (note 28)	10,947	422	75,708	71,202
Total trade and other receivables, before ECL	44,812	39,994	97,261	99,124
Expected credit losses (ECL) - Third parties	(9,566)	(9,796)	(6,077)	(6,100)
Expected credit losses (ECL) - Related parties	(17)	(54)	(17)	(54)
Total trade and other receivables	35,229	30,144	91,167	92,970
Current	32,364	25,461	88,511	88,627
Non-current	2,865	4,683	2,656	4,343

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final price linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 3,763 as of June 30, 2026 (R$ 2,213 as of December 31, 2025).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Atapu and Sépia fields, totaling R$ 1,550 (R$ 2,191 as of December 31, 2025), from the sale of the Roncador field for R$ R$ 627 (R$ 1,464 as of December 31, 2025), the Potiguar cluster for R$ 421 (R$ 862 as of December 31, 2025) and the Pampo and Enchova cluster, totaling R$ 440 (R$ 363 as of December 31, 2025).

The reduction in the "Other receivables" balance is mainly related to receipts concerning the Tupi shared reservoir, according to note18.4.

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
Consolidated						Parent Company
	06.30.2026		12.31.2025		06.30.2026		12.31.2025
	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)
Current	23,096	(128)	28,970	(483)	14,751	(123)	21,510	(479)
Overdue:
Until 3 months	215	(121)	362	(175)	176	(120)	329	(174)
3 – 6 months	230	(114)	255	(135)	230	(112)	241	(134)
6 – 12 months	537	(509)	708	(587)	506	(506)	667	(569)
More than 12 months	9,787	(8,694)	9,277	(8,416)	5,890	(5,216)	5,175	(4,744)
Total	33,865	(9,566)	39,572	(9,796)	21,553	(6,077)	27,922	(6,100)

9.3.	Provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2026	2025	2026	2025
Changes	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
Opening balance	9,850	10,162	6,154	6,074
Additions	243	530	248	513
Reversals	(270)	(325)	(266)	(325)
Write-offs	(41)	(25)	(42)	(25)
Cumulative translation adjustment	(216)	(465)	−	−
Others	17	−	−	−
Closing balance	9,583	9,877	6,094	6,237
Current	2,271	2,053	2,011	1,801
Non-current	7,312	7,824	4,083	4,436
10.	Inventories
	Consolidated
	06.30.2026	12.31.2025
Crude oil	18,779	17,339
Oil products	13,867	12,667
Intermediate products	3,235	3,173
Natural gas and Liquefied Natural Gas (LNG)	819	619
Biofuels	183	161
Fertilizers	151	57
Total products	37,034	34,016
Materials, suppliers and others	13,273	11,157
Total	50,307	45,173

Inventories are presented net of losses to adjust to their net realizable value, which are primarily due to fluctuations in international oil and oil product prices. When incurred, they are recognized in the statement of income as cost of sales and services incurred. In the six-month period ended June 30, 2026, the Company recognized a R$18 loss within cost of sales, adjusting inventories to net realizable value (a R$ 35 loss within cost of sales in the six-month period ended June 30, 2025).

At June 30, 2026, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 5,667 (R$ 4,326 on December 31, 2025).

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

11.	Prepayments
	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Advances for property, plant and equipment (1)	21,992	22,795	21,697	22,498
Prepaid expenses	2,721	2,407	1,894	1,619
Other advances	780	688	641	634
Related parties (note 28.1)	−	−	1,618	1,463
Total	25,493	25,890	25,850	26,214
Current	3,022	2,573	2,329	1,848
Non-current	22,471	23,317	23,521	24,366

(1) The agreements for the acquisition of the Federal Government’s interests in the Mero (3.5%) and Atapu (0.95%) fields were signed in March 2026. The transfer of rights and obligations will occur in March 2027.

12.	Trade payables
	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Third parties in Brazil	24,543	28,048	21,951	26,845
Third parties abroad	9,437	12,599	5,470	5,929
Related parties (note 28.1)	275	301	7,587	9,297
Total	34,255	40,948	35,008	42,071

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of June 30, 2026, the balance advanced by suppliers, within the scope of the program, is R$ 179 (R$ 733 as of December 31, 2025) and has a payment term from 6 to 92 days and a weighted average term of 45 days (payment term from 7 to 93 days and a weighted average term of 55 days in 2025), after the contracted commercial conditions have been met.

13. Taxes 13.1. Income taxes Statement of Financial Position
	Consolidated				Parent Company
	06.30.2026		12.31.2025		06.30.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Income Taxes	4,994	7,627	5,629	10,278	4,633	6,219	5,339	7,436
Deferred income taxes	6,202	53,926	5,586	34,965	−	58,420	−	39,684
Total	11,196	61,553	11,215	45,243	4,633	64,639	5,339	47,120

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

				Consolidated
				2025
	Apr-Jun	2026 Jan-Jun	Apr-Jun	Jan-Jun
Net income before income taxes	70,830	119,966	36,040	89,675
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(24,082)	(40,788)	(12,254)	(30,490)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	5,816	5,816	2,632	2,632
Different jurisdictional tax rates for companies abroad	2,116	3,928	1,301	2,677
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(1,229)	(2,140)	(230)	(643)
Tax incentives	291	555	360	533
Effects of the global minimum tax – Pillar II	(119)	(291)	(312)	(614)
Internal transfer prices adjustments for operations between related parties abroad	(616)	(616)	(476)	(929)
Tax loss carryforwards (unrecognized tax losses)	(65)	(132)	1	3
Permanent, net exclusions/additions	239	252	63	26
Post-employment benefits (2)	(797)	(1,634)	(534)	(1,190)
Results of equity-accounted investments	61	93	83	251
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	126	245	99	174
Others	(76)	2	1	−
Income taxes	(18,335)	(34,710)	(9,266)	(27,570)
Current income taxes	(12,956)	(25,543)	(3,018)	(14,090)
Deferred income taxes	(5,379)	(9,167)	(6,248)	(13,480)
Effective tax rate of income taxes	25.9%	28.9%	25.7%	30.7%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 13.1.3).

13.1.1.   Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	06.30.2026	12.31.2025	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil	3,916	3,591	1,070	2,008	4,986	5,599
Taxes abroad	8	30	−	−	8	30
Total	3,924	3,621	1,070	2,008	4,994	5,629

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	06.30.2026	12.31.2025	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil
Income taxes (1)	2,929	4,318	2,211	2,155	5,140	6,473
Income taxes - Tax settlement programs	342	329	884	1,013	1,226	1,342
	3,271	4,647	3,095	3,168	6,366	7,815
Taxes abroad (1)	1,261	2,463	−	−	1,261	2,463
Total	4,532	7,110	3,095	3,168	7,627	10,278
(1) Includes uncertain tax treatments (see note 13.1.3).

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.1.2.	Deferred income taxes
	Consolidated
Changes	2026	2025
	Jan-Jun	Jan-Jun
Opening balance	(29,379)	(3,390)
Recognized in the statement of income for the period	(9,167)	(13,480)
Recognized in shareholders’ equity	(9,064)	(18,799)
Translation adjustment	(102)	(209)
Use of tax loss carryforwards	(18)	(242)
Others	6	118
Closing balance	(47,724)	(36,002)
Deferred tax on profit - Assets	6,202	5,483
Deferred tax on profit - Liabilities	(53,926)	(41,485)

Composition

Nature	Realization basis	06.30.2026	12.31.2025
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(31,724)	(35,607)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	23,486	24,505
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(72,602)	(69,310)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(108,736)	(104,908)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(12,148)	(3,657)
Leasing	Appropriation of the considerations	78,635	78,808
Provision for decommissioning costs	Payments and use of provisions	52,514	54,785
Provision for legal proceedings	Payments and use of provisions	5,553	5,793
Tax loss carryforwards	Taxable income compensation	3,832	3,964
Inventories	Sales, write-downs and losses	4,163	2,492
Employee Benefits	Payments and use of provisions	7,236	8,727
Others		2,067	5,029
Total		(47,724)	(29,379)

13.1.3.	Uncertain tax treatments on income taxes

As of June 30, 2026, the Company has R$ 2,211 (R$ 3,379 as of December 31, 2025) of uncertain tax treatments, provisioned in the statement of financial position, related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil. The reduction in the period is due mainly to the completion of discussions and payment regarding the additional charge levied by the Dutch tax authority on the calculation of Corporate Income Tax (CIT) for the fiscal years 2018 to 2023 on subsidiaries in the Netherlands, resulting from the valuation for tax purposes of platforms and equipment nationalized under the Repetro SPED regime.

In addition, the Company has R$ 28,215 of uncertain tax treatments (R$ 25,151 as of December 31, 2025), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of June 30, 2026, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 29,675 (R$ 27,026 as of December 31, 2025), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of June 30, 2026, the total amount of uncertain tax treatments amounts to R$ 60,101 (R$ 55,556 as of December 31, 2025), for which Petrobras will continue to defend its position.

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.2.   Other taxes and production taxes

13.2.1.   Taxes recoverable

	Current assets		Non-current assets
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil
Current PIS and COFINS	1,429	1,405	7,329	7,104
Non-Current PIS and COFINS	2,043	1,947	9,164	8,041
PIS and COFINS - unconstitutionality of the extended calculation basis	-	-	3,752	3,638
ICMS (VAT)	993	1,762	3,103	2,833
Deferred ICMS (VAT)	2,190	2,028	1,246	1,258
Others	76	152	108	107
	6,731	7,294	24,702	22,981
Taxes abroad	329	232	−	1
Total	7,060	7,526	24,702	22,982

13.2.2.   Production taxes and other taxes payable

	Current liabilities		Non-current liabilities (1)
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil
Production taxes	12,903	7,701	190	306
ICMS (VAT)	7,310	7,101	−	−
PIS and COFINS	3,069	2,450	1,145	979
Withholding income taxes	943	1,808	−	−
Export tax	2,997	−	−	−
Other taxes	1,314	1,833	544	496
	28,536	20,893	1,879	1,781
Taxes abroad	115	73	−	−
Total	28,651	20,966	1,879	1,781
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

13.3.   Tax recovery program

In March and April 2026, Petrobras adhered to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the state of Rio de Janeiro through Complementary Law No. 225/2025, with the objective of settling tax contingencies related to ICMS. Following this adhesion, the Company recognized a R$ 618 expense in the statement of income, within other taxes, in the six-month period ended June 30, 2026.

13.4.   Export tax on crude oil and diesel

On March 12, 2026, Provisional Measure No. 1,340 was published, establishing the levy of Export Tax (IE) over crude oil, bituminous minerals and road-use diesel. The Provisional Measure expired in July 2026, but the Brazilian authority responsible for foreign trade policy maintained the tax in effect for up to 60 days, with reassessment scheduled after 30 days.

The tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The tax is levied on crude oil exports at a 12% rate and on diesel oil exports at a 50% rate.

The term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

In the six-month period ended June 30, 2026, a R$ 5,511 expense was recognized within other taxes relating to this tax (R$ 4,872 in the three-month period ended June 30, 2026). As of June 30, 2026, payments of R$ 2,514 were made, generating a R$ 2,997 remaining balance of export tax payable.

13.5.   Tax reform

The regulations for the IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços) and the CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), released on April 30,2026, did not introduce significant changes compared to the provisions set forth in Complementary Laws No. 214/2025 and No. 227/2026.

At the current stage of implementation and regulation of the Consumption Tax Reform, the Company believes that there is material uncertainty with respect to rules associated with the new taxes. Thus, there is no effect on these unaudited condensed consolidated interim financial statements as of June 30, 2026, considering that:

•	the elements necessary for the objective identification of IBS and CBS tax rates applicable to the Company's operations have not yet been published, including the reference rate and the standard rates by federative entity;
•	ancillary obligations regarding, among others, the issuance of tax documents, credit utilization, reimbursement procedures, or adoption of specific regimes are not sufficiently detailed; and
•	regulation of the IS (Selective Tax) and the rules necessary for its application remain pending, mainly regarding the timing of its incidence and the applicable reference rate.
14.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	06.30.2026	12.31.2025
Liabilities
Short-term employee benefits	10,766	14,977
Termination benefits	472	497
Post-retirement benefits	92,453	90,016
Total	103,691	105,490
Current	16,690	20,937
Non-current	87,001	84,553
Total	103,691	105,490

14.1.       Short-term employee benefits

	Consolidated
	06.30.2026	12.31.2025
Accrued vacation and 13th salary	4,565	3,355
Profit sharing - PLR	1,982	3,727
Performance award program - PRD	2,055	3,944
Salaries and related charges and other provisions	2,164	3,951
Total	10,766	14,977
Current	10,669	14,888
Non-current (1)	97	89
Total	10,766	14,977
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The company recognized the following amounts in the income statement:

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

			Consolidated
		2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Costs/Expenses in the statement of income
Salaries, vacation, 13th salary, charges over provisions and others	(5,614)	(10,871)	(5,378)	(10,397)
Management fees and charges	(20)	(38)	(21)	(38)
Variable compensation programs (1)	(1,894)	(3,712)	(1,729)	(3,413)
Performance award program - PRD (2)	(919)	(1,765)	(817)	(1,593)
Profit sharing - PLR (2)	(975)	(1,947)	(912)	(1,820)
Total	(7,528)	(14,621)	(7,128)	(13,848)
(1) Includes complement/reversion of previous programs.
(2) Amount recognized as Other Income and Expenses - note 6.

14.1.1 Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing or results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the six-month period ended June 30, 2026, the Company:

•	paid R$ 3,692 (R$ 3,593 in the Parent Company), considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned R$1,938 (R$1,807 in the six-month period ended June 30, 2025) relating to the 2026 fiscal year, recorded under other operating expenses. At the parent company level, the provision was R$ 1,895 (R$ 1,790 in the six-month period ended June 30, 2025).

Performance award program (Programa de prêmio por desempenho - PRD)

In the six-month period ended June 30, 2026, the Company:

•	paid performance award program totaling R$ 3,654 (R$ 2,959 at the Parent Company level), based on the achievement of Company performance metrics and individual employee performance; and
•	provisioned R$ 1,704 (R$ 1,599 in the six-month period ended June 30, 2025) relating to the 2026 fiscal year, recorded under other operating expenses, including other programs of the consolidated companies. At the Parent Company level, the accrual was R$ 1,370 (R$ 1,272 in the six-month period ended June 30, 2025).

14.2.       Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	06.30.2026	12.31.2025
Liabilities
Health Care Plan: AMS Saúde Petrobras	66,786	64,166
Health Care Plan	66,786	64,166
Petros Pension Plan - Renegotiated (PPSP-R)	14,753	15,041
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,162	5,208
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,895	2,823
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,840	2,758
Petros 2 Pension Plan (PP-2)	17	20
Pension Plan	25,667	25,850
Total	92,453	90,016
Current	5,710	5,701
Non-current	86,743	84,315

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and to the new collective bargaining agreement (ACT) and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 24, 2026, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2025.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2025, with the net actuarial liability registered by the Company on the same date:

	PPSP-R (1)	PPSP-NR (1)
Accumulated deficit according to CNPC – Petros Foundation	1,299	649
Ordinary and extraordinary future contributions - sponsor	23,514	6,926
Contributions related to the TFC - sponsor	4,323	3,121
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(11,272)	(2,730)
Net actuarial liability according to CVM – Sponsor Company	17,864	7,966
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

14.2.1 Amounts in the financial statements related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics are presented as follows:

					2026
	Pension Plans			Health Care Plan	Consolidated
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS	Total
Balance at December 31, 2025	17,864	7,966	20	64,166	90,016
Recognized in the Statement of Income	971	443	1	4,257	5,672
Current service cost	−	−	−	677	677
Net interest	971	443	1	3,580	4,995
Cash effects	(1,187)	(407)	(47)	(1,637)	(3,278)
Contributions paid	(1,102)	(352)	(47)	(1,637)	(3,138)
Payments related to Term of financial commitment (TFC)	(85)	(55)	−	−	(140)
Other changes	−	−	43	−	43
Balance at June 30, 2026	17,648	8,002	17	66,786	92,453
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2025
	Pension Plans			Health Care Plan	Consolidated
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS	Total
Balance at December 31, 2024	16,619	7,169	356	46,433	70,577
Recognized in the Statement of Income	1,022	448	16	3,385	4,871
Current service cost	8	3	−	460	471
Net interest	1,014	445	16	2,925	4,400
Recognized in Equity - other comprehensive income	−	−	(1)	(3)	(4)
(Gains)/losses arising from the remeasurement	−	−	(1)	(3)	(4)
Cash effects	(1,145)	(365)	(40)	(1,448)	(2,998)
Contributions paid	(1,065)	(320)	(40)	(1,448)	(2,873)
Payments related to Term of financial commitment (TFC)	(80)	(45)	−	−	(125)
Balance at June 30, 2025	16,496	7,252	331	48,367	72,446
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

	Consolidated
			Pension plans	Health care plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total
Related to active employees (cost of sales and expenses)	(49)	(12)	(1)	(1,559)	(1,621)
Related to retirees (other income and expenses)	(922)	(431)	−	(2,698)	(4,051)
Net costs for Jan-Jun/2026	(971)	(443)	(1)	(4,257)	(5,672)
Related to active employees (cost of sales and expenses)	(65)	(16)	(2)	(1,114)	(1,197)
Related to retirees (other income and expenses)	(957)	(432)	(14)	(2,271)	(3,674)
Net costs for Jan-Jun/2025	(1,022)	(448)	(16)	(3,385)	(4,871)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
			Pension plans	Health care plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total
Related to active employees (cost of sales and expenses)	(25)	(6)	(1)	(778)	(810)
Related to retirees (other income and expenses)	(460)	(216)	−	(1,349)	(2,025)
Net costs for Apr-Jun/2026	(485)	(222)	(1)	(2,127)	(2,835)
Related to active employees (cost of sales and expenses)	(33)	(8)	(1)	(560)	(602)
Related to retirees (other income and expenses)	(478)	(217)	(6)	(1,132)	(1,833)
Net costs for Apr-Jun/2025	(511)	(225)	(7)	(1,692)	(2,435)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

14.2.2	Contributions

In the six-month period ended June 30, 2026, the Company contributed a total of R$3,278 (R$2,998 in the six-month period ended June 30, 2025) to the defined benefit plans, reducing the obligation balance, as shown in the table in Note 14.2.1. Additionally, it contributed R$738 (R$648 in the six-month period ended June 30, 2025) to the defined contribution component of the PP2 plan and R$5 to the PP3 plan (R$5 in the six-month period ended June 30, 2025), which were recognized in the costs and expenses for the period.

15.	Provisions for legal proceedings, judicial deposits and contingent liabilities

15.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection on bunker oil involving several states; (ii) claims for alleged non-payment of social security contributions on allowances and bonuses; and (iii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	06.30.2026	12.31.2025
Labor claims	4,358	3,803
Tax claims	3,406	4,057
Civil claims	8,783	8,808
Environmental claims	1,205	1,213
Total	17,752	17,881
	Consolidated
	2026 Jan-Jun	2025 Jan-Jun
Opening Balance	17,881	17,543
Additions, net of reversals	1,203	792
Use of provision	(2,576)	(3,665)
Accruals and charges	1,245	1,148
Others	(1)	(47)
Closing balance	17,752	15,771

In preparing its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2026, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to June 2026, the decrease of R$ 129 in the provisioned liability is mainly due to reductions related to the incidence of ICMS (Value Added Tax) on the tax amnesty program, according to note 13.3. These effects were primarily offset by provisions related to labor lawsuits of R$ 430.

15.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2026	12.31.2025
Tax	59,497	55,972
Labor	4,557	4,617
Civil	21,255	20,370
Environmental and others	520	551
Total	85,829	81,510

	Consolidated
	2026 Jan-Jun	2025 Jan-Jun
Opening Balance	81,510	72,745
Additions	966	2,517
Use	(334)	(409)
Accruals and charges	3,690	3,178
Others	(3)	(2)
Closing balance	85,829	78,029

During the period from January to June 2026, the company made net judicial deposits (adjusted for reversals) totaling R$ 966, notable among these were tax-related deposits linked to a contingency regarding the collection of PIS and COFINS, arising from tax payments settled with the Federal Government, excluding fine payments, amounting to R$ 708.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of June 30, 2026, the balance of production capacity held in guarantee in the NJP is R$ 7,935 (R$ 7,795 as of December 31, 2025).

15.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of June 30, 2026, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	06.30.2026	12.31.2025
Tax	153,412	136,375
Labor	10,095	10,244
Civil	73,761	70,276
Environmental and others	8,533	7,673
Total	245,801	224,568

The main contingent liabilities are:

•	Tax matters comprising: (i) collection of ICMS involving several states; (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (iv) incidence of social security contributions on the payment of bonuses; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fines related to the Company operations; (ii) fishermen's indemnities; and (iii) indemnities for environmental damages.

During the period from January to June 2026, the increase in contingent liabilities is mainly due to the following changes:

•	R$ 11,710 related to tax assessment notices that discuss the non-reversal of VAT Tax (ICMS) credits arising from the inbound movement of goods in transactions preceding fuel outbound shipments;
•	R$ 3,095 related to civil litigation involving contractual issues;
•	R$ 2,597 related to proceedings concerning adjustments to the Income Tax and Social Contribution tax bases and the taxation of interest and monetary indexation applied to deposits;
•	R$ 2,559 related to administrative and judicial proceedings disputing differences in special participation and royalties across various oil fields, including the unitization of deposits and reservoirs;

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

•	R$ 1,668 related to ICMS credits claimed on the acquisition of goods that, in the view of the tax authorities, did not qualify as property, plant and equipment; and
•	R$ 1,063 related to the disallowance of credits and deductions from the PIS and COFINS tax bases.

These effects were primarily offset by: (i) R$ 1,830 related to civil litigation involving asset sales; and (ii) R$ 975 related to tax assessment notices involving Special Customs Regimes, specifically a final decision favorable to Petrobras regarding one of the notices.

15.4 Collective action and related proceedings

15.4.1 Collective action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions.

On June 30, 2026, the Court of Appeal of The Hague dismissed the appeal filed by the Foundation specifically regarding PIBBV and PGF. This decision does not affect the appeals filed by PGF and Petrobras, nor the Foundation’s remaining appeal against Petrobras, all of which remain pending judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves.

15.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case and, on April 23, 2026, ruled that the appeal for cassation filed by the Association was inadmissible, which then filed a new appeal to the higher court.

15.4.3 Arbitrations proposed by non-controlling Shareholders in Brazil

There were no relevant changes in the six-month period ended June 30, 2026. For more information, see note 20.5 to the financial statements for the year ended December 31, 2025.

16.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2026	12.31.2025
Onshore	3,634	3,714
Shallow Waters	43,850	44,600
Deep and ultra-deep post-salt	67,287	70,145
Pre-salt	38,941	38,430
Total	153,712	156,889
Current	14,674	16,233
Non-current	139,038	140,656

	Consolidated
	2026	2025
	Jan-Jun	Jan-Jun
Opening balance	156,889	162,253
Adjustment to provision	34	47
Transfers related to liabilities held for sale	−	565
Use of provisions	(6,726)	(4,139)
Interest accrued	3,546	3,622
Others	(31)	(73)
Closing balance	153,712	162,275

17.	Other assets and liabilities
Assets	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Escrow account and/ or collateral	3,949	3,768	3,446	3,453
Derivative transactions	535	563	367	321
Assets related to E&P partnerships	1,144	1,513	205	2,092
Others	876	828	535	564
Total	6,504	6,672	4,553	6,430
Current	4,391	4,928	2,768	4,844
Non-Current	2,113	1,744	1,785	1,586

Liabilities	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Obligations arising from divestments	4,391	5,159	4,390	5,157
Contractual retentions	5,437	5,078	5,282	4,926
Advances from customers	2,308	1,744	1,902	1,495
Provisions for environmental expenses, research and development and fines	3,250	2,785	3,188	2,491
Other taxes	1,879	1,781	1,879	1,781
Unclaimed dividends	879	1,029	879	1,029
Derivative transactions	437	723	257	481
Obligations arising from acquisition of equity interests	907	866	907	866
Various creditors	365	779	339	777
Others	2,394	2,320	1,712	1,415
Total	22,247	22,264	20,735	20,418
Current	13,309	12,825	12,051	11,276
Non-Current	8,938	9,439	8,684	9,142

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

18.	Property, plant and equipment

18.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance on December 31, 2025	13,160	289,765	204,252	214,012	203,435	924,624	933,998
Accumulated cost	24,304	638,620	235,241	429,060	320,640	1,647,865	1,599,726
Accumulated depreciation and impairment (4)	(11,144)	(348,855)	(30,989)	(215,048)	(117,205)	(723,241)	(665,728)
Additions	12	446	47,255	526	29,070	77,309	82,612
Additions to / review of estimates of decommissioning costs	−	−	−	(2)	−	(2)	−
Capitalized borrowing costs	−	−	6,895	−	−	6,895	6,895
Write-offs	(16)	(107)	(229)	(83)	(169)	(604)	(479)
Transfers (5)	100	30,871	(37,502)	12,758	2	6,229	6,221
Transfers to assets held for sale	−	(1)	1	−	−	−	(2)
Depreciation, amortization and depletion	(230)	(16,793)	−	(13,706)	(23,347)	(54,076)	(55,466)
Impairment accrual (note 20)	−	(249)	(281)	(229)	(406)	(1,165)	(1,165)
Impairment reversal (note 20)	6	21	2,160	−	−	2,187	2,185
Cumulative translation adjustment	(3)	(3)	(14)	(114)	2	(132)	−
Balance on June 30, 2026	13,029	303,950	222,537	213,162	208,587	961,265	974,799
Accumulated cost	24,395	665,230	250,486	443,025	344,080	1,727,216	1,685,468
Accumulated depreciation and impairment (4)	(11,366)	(361,280)	(27,949)	(229,863)	(135,493)	(765,951)	(710,669)
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance on December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	−	134	42,979	430	48,157	91,700	90,513
Additions to / review of estimates of decommissioning costs	−	−	−	34	−	34	−
Capitalized borrowing costs	−	−	5,236	−	−	5,236	5,236
Write-offs	(3)	(150)	(1,666)	(20)	(77)	(1,916)	(1,884)
Transfers (5)	602	14,364	(19,875)	8,436	−	3,527	3,533
Transfers to assets held for sale	−	(7)	−	−	−	(7)	(5)
Depreciation, amortization and depletion	(281)	(15,189)	−	(12,400)	(20,114)	(47,984)	(49,506)
Impairment recognition (note 20)	(18)	(650)	(108)	(58)	(465)	(1,299)	(1,299)
Impairment reversal (note 20)	−	23	−	−	−	23	−
Cumulative translation adjustment	(4)	(22)	(38)	(236)	−	(300)	−
Balance on June 30, 2025	15,685	282,153	177,518	218,620	198,955	892,931	905,149
Accumulated cost	24,574	611,513	213,576	425,755	304,583	1,580,001	1,532,713
Accumulated depreciation and impairment (4)	(8,889)	(329,360)	(36,058)	(207,135)	(105,628)	(687,070)	(627,564)

(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Additions in assets under construction, from January to June 2026, are mainly due to investments in the development of production in the Búzios field and other fields in the Santos basin, Espírito Santo basin and Campos basin. As for additions to right-of-use assets, primarily relate to the rigs for E&P operations, with the corresponding record on leasing liability (note 25).

18.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	37 (between 25 and 50)
Equipment and other assets	24 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method for 20 years
Right-of-use	13 (between 1 and 50)

18.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
06.30.2026
Accumulated cost	162,602	163,624	17,854	344,080	365,091
Accumulated depreciation and impairment	(42,995)	(85,549)	(6,949)	(135,493)	(144,682)
Total	119,607	78,075	10,905	208,587	220,409
12.31.2025
Accumulated cost	157,460	146,541	16,639	320,640	335,512
Accumulated depreciation and impairment	(36,822)	(74,791)	(5,592)	(117,205)	(125,383)
Total	120,638	71,750	11,047	203,435	210,129

18.4 Production individualization agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes in shared reservoirs, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, and Sururu.

The table below presents changes in the estimate of amounts relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Jun/2026	Jan-Jun/2025
Opening balance, net	2,248	3,575
Additions (write-offs) of assets	(187)	(2,004)
Other (income) and expenses	107	3,872
Indexation charges	(142)	−
Payments made	(849)	−
Cash inflow	3,128	−
Closing balance, net	4,305	5,443

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Sapinhoá Shared Reservoir

On March 12, 2026, Petrobras paid R$ 219 to the Brazilian Federal Government, represented by PPSA, regarding the signing of the Amendment to the AIP of the Sapinhoá Shared Reservoir, approved by ANP in the third quarter of 2025.

Tupi Shared Reservoir

From January to June 2026, Petrobras received R$ 3,128 from partner companies and paid R$ 624 to the Brazilian Federal Government represented by Pré-Sal Petróleo (PPSA), in relation to the equalization process of the Tupi Shared Reservoir.

Berbigão and Sururu shared reservoirs

On April 30, 2026, ANP approved the AIP for the Berbigão and Sururu shared reservoirs, in the Santos Basin, effective as of May 1, 2026. The agreement covers the BM-S-11A concession agreement, operated by Petrobras (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%), and Petrogal (10%), and the transfer of rights agreement, operated by Petrobras (100%).

As a result of this individualization process, the financial settlement of costs incurred and revenues relating to volumes produced until the effective date of the AIP is subject to negotiation among the partner companies.

18.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2026, the capitalization rate was 7.43% p.a. (7.17% p.a. for the six-month period ended June 30, 2025).

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

19.	Intangible assets

19.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance on December 31, 2025	9,629	4,136	120	13,885	13,561
Accumulated cost	10,916	11,744	120	22,780	21,728
Accumulated amortization and impairment	(1,287)	(7,608)	−	(8,895)	(8,167)
Addition	53	626	−	679	646
Capitalized borrowing costs	−	51	−	51	51
Write-offs	−	(3)	−	(3)	(2)
Transfers	−	19	−	19	(5)
Amortization	(6)	(476)	−	(482)	(460)
Cumulative translation adjustment	(5)	−	−	(5)	−
Balance on June 30, 2026	9,671	4,353	120	14,144	13,791
Accumulated cost	10,964	12,385	120	23,469	22,393
Accumulated amortization and impairment	(1,293)	(8,032)	−	(9,325)	(8,602)
Estimated useful life in years	Indefinite (2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance on December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	35	604	−	639	617
Capitalized borrowing costs	−	30	−	30	30
Write-offs	−	(6)	−	(6)	(5)
Transfers	−	10	−	10	7
Amortization	(9)	(404)	−	(413)	(396)
Impairment accrual (note 20)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	(1)	(1)	(1)	(3)	−
Balance on June 30, 2025	9,588	3,561	123	13,272	13,079
Accumulated cost	10,771	10,804	123	21,698	20,798
Accumulated amortization and impairment	(1,183)	(7,243)	−	(8,426)	(7,719)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

20.	Impairment
		Consolidated
		2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Income Statement
Impairment (losses) reversals	(1,158)	1,022	(1,056)	(1,346)
Exploratory oil and gas costs	−	−	−	(1,198)
Impairment of equity-accounted investments	346	305	15	18
Net effect within the statement of income	(812)	1,327	(1,041)	(2,526)
Losses	(1,164)	(1,205)	(1,056)	(2,574)
Reversals	352	2,532	15	48
Statement of financial position
Property, plant and equipment	(1,158)	1,022	(737)	(1,276)
Intangible	−	−	−	(946)
Assets held for sale	−	−	(319)	(322)
Investments	346	305	15	18
Net effect within the statement of financial position	(812)	1,327	(1,041)	(2,526)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the six-month period ended June 30, 2026, net impairment reversals were recognized in the amount of R$ 1,327, mainly arising from:

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

•	the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas, Mato Grosso do Sul (MS), where the approval to resume the project resulted in the reversal of losses totaling R$ 2,164 due to the estimated positive future cash generation for the asset, leading to an increase in its recoverable amount; and
•	the postponement of the resumption of production at the P-52 platform—part of the Roncador field’s Cash-Generating Unit (CGU) in the Campos Basin—from September 2026 to March 2027, which resulted in the recognition of losses totaling R$ 1,165.

During the period from January to June 2025, net losses totaling R$ 2,526 were recognized in the results, notably: (i) the assessment of the lack of economic viability for blocks C-M-753 and C-M-789 in the Campos Basin, amounting to R$ 1,198; (ii) the contractual amendment regarding the lease of the FPSO Cidade de Santos (Uruguá CGU), necessitated by the extension of the contract term until the end of 2026 for the unit's decommissioning, resulting in losses of R$ 459; and (iii) additional financial compensation for the Cherne Hub—recorded under assets held for sale—due to the accident at the PCH-1 platform in the second quarter of 2025, generating losses of R$ 319.

21.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploration wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2026	2025
	Jan-Jun	Jan-Jun
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	13,357	9,131
Additions	2,532	2,888
Write-offs	(85)	(21)
Transfers	−	(478)
Cumulative translation adjustment	(65)	(137)
Losses on exploration expenditures written off	−	(252)
Closing balance	15,739	11,131
Intangible
Opening Balance	9,157	9,966
Additions	40	−
Cumulative translation adjustment	(6)	−
Losses on exploration expenditures written off	−	(946)
Closing balance	9,191	9,020
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,930	20,151
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Additions in the six-month period ended June 30, 2026 mainly refer to the drilling of wells associated with pre-salt layers of the exploratory blocks FZA-M-59, in the Foz do Amazonas basin, and Aram, in the Santos basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

			Consolidated
	2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(428)	(1,057)	(1,033)	(1,566)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(21)	(106)	(1)	(1,203)
Contractual penalties on local content requirements	(59)	(69)	(1)	(33)
Other exploration expenses	(4)	(6)	(15)	(59)
Total expenses	(512)	(1,238)	(1,050)	(2,861)

Cash used in:
Operating activities	432	1,063	1,048	1,625
Investment activities	1,138	2,594	1,483	2,893
Total cash used	1,570	3,657	2,531	4,518
(1) Includes amounts relating to economic unfeasibility of exploratory blocks (note 20).

21.1 Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 11,332 (R$ 7,756 as of December 31, 2025), which is still in force as of June 30, 2026, net of commitments undertaken. As of June 30, 2026, the collateral comprises future crude oil production capacity from Marlim and Búzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,529 (R$ 7,471 as of December 31, 2025) and bank guarantees of R$ 3,803 (R$ 285 as of December 31, 2025).

22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Joint ventures (1)	Associates (2)	Total
Balance on December 31, 2025	346,312	130	149	133	346,724
Investments	50	−	310	−	360
Capital transaction	1	−	−	−	1
Results of equity-accounted investments	13,248	27	188	20	13,483
Translation adjustment	(20,670)	−	−	−	(20,670)
Other comprehensive income	8	−	15	−	23
Dividends	(610)	(31)	(37)	(3)	(681)
Balance on June 30, 2026	338,339	126	625	150	339,240

	Controlled companies	Joint operations	Joint ventures	Associates (2)	Total
Balance on December 31, 2024	365,419	145	124	710	366,398
Investments	510	−	11		521
Restructuring, capital decrease and others	(191)	−	−	−	(191)
Results of equity-accounted investments	9,818	20	54	223	10,115
Translation adjustment	(44,665)	−	−	(1,231)	(45,896)
Other comprehensive income	(28)	−	−	1,347	1,319
Dividends	(857)	(42)	(35)	(10)	(944)
Balance on June 30, 2025	330,006	123	154	1,039	331,322
(1) Includes investment in Lightsource bp., according to note 23. (2) Includes other investments.

22.2 Changes in investment (Consolidated)

	Joint ventures	Associates (1)	Total
Balance on December 31, 2025	2,558	466	3,024
Investments	310	15	325
Results in equity-accounted investments	562	15	577
Cumulative translation adjustments	(150)	(26)	(176)
Other comprehensive income	15	−	15
Dividends	(375)	(3)	(378)
Balance on June 30, 2026	2,920	467	3,387

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Joint ventures	Associates (1)	Total
Balance on December 31, 2024	2,971	1,110	4,081
Investments	11	24	35
Restructuring, capital decrease and others	−	(25)	(25)
Results in equity-accounted investments	517	232	749
Cumulative translation adjustments	(349)	(1,278)	(1,627)
Other comprehensive income	−	1,347	1,347
Dividends	(307)	(10)	(317)
Balance on June 30, 2025	2,843	1,400	4,243
(1) Includes other investments.
23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	06.30.2026		12.31.2025
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment	138	138	135
Total	139	139	136
Liabilities on assets classified as held for sale
Provision for decommissioning costs	579	579	566
Total	579	579	566
23.1.	Acquisition of Interests

Acquisition of interest in the Tartaruga Verde field and in Module III of the Espadarte field

On April 9, 2026, the Company signed agreements with Petronas Petróleo Brasil Ltda. for the acquisition of 50% interest in the Tartaruga Verde and Espadarte (Module III) fields, located in the Campos basin, in the amount of US$ 450 million, as follows: (i) US$ 50 million paid on the signing date; (ii) US$ 350 million at transaction closing; and (iii) two installments of up to US$ 25 million each, to be paid in 12 and 24 months after closing. After fulfilling the conditions precedent, including the approval by ANP, Petrobras will hold 100% interest in these assets.

Acquisition of the ring-fence of the Argonauta field in the Campos basin

On April 27, 2026, the Company entered into an agreement for the acquisition of the ring-fence of the Argonauta field (concession BC-10), located in the Campos basin, for the amount of R$ 700, of which R$ 100 will be paid at the closing, and R$ 600 at the closing or on January 15, 2027, whichever occurs later. In addition, two years after closing, the Company will pay US$ 150 million. These amounts are subject to contractual adjustments.

The acquired area corresponds to the Argonauta field, which represents 0.86% of the Jubarte pre-salt layer shared reservoir, which is subject of a Production Individualization Agreement (AIP) effective as of August 1, 2025.

Following the completion of the transaction, the Company's interest in the Jubarte shared reservoir will be increased to 98.11%, with a 1.89% interest remaining under the Brazilian Federal Government ownership. The transaction also closes negotiations related to the equalization of participation and to the individualization of production involving the parties that previously held the area.

The closing of the transaction is subject to the fulfillment of conditions precedent, including approvals by ANP and CADE.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Lightsource Brasil NewCo Holding S.A.

On May 20, 2026, Petrobras acquired 49.99% interest in voting share capital of Lightsource Brasil NewCo Holding S.A., through a capital contribution of R$ 153 to this company, establishing a strategic partnership in the onshore renewable energy business in Brazil, including energy generation from renewable sources and energy storage.

The investment is classified as a joint venture entity, considering the terms established in the Shareholders' Agreement, and is accounted for by the equity method

23.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transactions	Closing date	At the closing of the operation US$ million	Assets recognized in the period from January to June 2026		Assets recognized in previous periods US$ million	Value of contingent assets on 06.30.2026 US$ million
			US$ million	R$
Surplus volume of the transfer of rights agreement
Sépia and Atapu (1)	Apr/2022	5,263	208	1,082	1,514	3,536
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Pole	Jul/2020	650	85	443	358	207
Baúna Field	Nov/2020	285	17	89	271	(3)
Cricaré Pole	Dec/2021	118	−	−	106	12
Peroá Pole	Aug/2022	43	−	−	26	17
Papa-Terra	Dec/2022	90	−	−	54	36
Albacora Leste	Jan/2023	250	−	−	225	25
Norte Capixaba Pole	Apr/2023	66	−	−	33	33
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40

Total		6,887	310	1,614	2,665	3,907
(1) The amount recorded in other operating revenues considers an adjustment to present value (note 6). The estimated value of the transaction of US$ 5,263 million was reduced to US$ 5,258 million. For more information, see note 29.2 of the financial statements for the year ended December 31, 2025.

23.3.	Other transactions

Signing of new Braskem Shareholders' Agreement

On April 23, 2026, Petrobras sent a notification to Novonor S.A., in judicial recovery, stating its decision not to exercise its preemptive and tag-along rights provided for in the current Shareholders' Agreement of Braskem S.A.

On the same date, the Company signed a new Shareholders' Agreement with Shine I - Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (FIP), establishing joint control of Braskem, including the obligation to obtain consensus in corporate deliberations and equal representation of members on the Board of Directors and Executive Board. This agreement became effective on June 3, 2026, upon completion of the transfer of Novonor shares to the FIP.

Petrobras maintains its 36.15% interest in the share capital of Braskem and 47.03% of its voting share capital.

Considering the terms established in the new Shareholders' Agreement with the FIP, Petrobras' investment in Braskem is no longer classified as an associate, but rather as a joint venture company. The investment continues to be measured using the equity method.

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Banking Market	27,968	24,840	27,814	24,685
Capital Market	15,565	16,600	14,904	16,264
Development banks (1)	2,816	2,927	−	−
Related Parties (note 28.3)	−	−	58,240	58,746
Others	2	14	−	−
Total in Brazil	46,351	44,381	100,958	99,695
Banking Market	9,784	16,952	2,153	4,577
Capital Market	68,628	76,940	−	−
Export Credit Agency	8,404	6,544	1,903	−
Related Parties (note 28.1)	−	−	383,454	411,186
Others	567	672	−	−
Total abroad	87,383	101,108	387,510	415,763
Total finance debt	133,734	145,489	488,468	515,458
Current	7,431	12,027	200,490	160,408
Noncurrent	126,303	133,462	287,978	355,050
(1) Includes BNDES.

The amount classified in current finance debt is composed of:

	Consolidated		Parent Company
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Short-term debt	99	112	37,424	18,480
Current portion of long-term debt	4,639	8,888	158,483	137,813
Accrued interest in short and long-term debt	2,693	3,027	4,583	4,115
Total	7,431	12,027	200,490	160,408

The capital market balance is mainly composed of R$ 65,852 in global notes, issued abroad by PGF, R$ 10,216 in debentures issued in Brazil by Petrobras and TBG and R$ 4,987 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2028 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 92% and 8% of the total global notes, respectively.

The debentures and commercial notes, due between 2029 and 2045, do not require real guarantees and are not convertible into shares or equity interests.

On June 30, 2026, there were no defaults, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2025. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly owned subsidiary PGF and the loan agreements of its wholly owned subsidiary PGT.

24.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2025	44,381	101,108	145,489
Proceeds from finance debt	5,329	4,710	10,039
Repayment of principal (1)	(3,843)	(12,090)	(15,933)
Repayment of interest (1)	(2,425)	(3,137)	(5,562)
Accrued interest (2)	2,577	2,964	5,541
Foreign exchange/ inflation indexation charges	332	(417)	(85)
Translation adjustment	−	(5,755)	(5,755)
Balance on June 30, 2026	46,351	87,383	133,734

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	11,173	6,344	17,517
Repayment of principal (1)	(1,230)	(7,677)	(8,907)
Repayment of interest (1)	(1,514)	(3,441)	(4,955)
Accrued interest (2)	2,047	3,372	5,419
Foreign exchange/ inflation indexation charges	102	(300)	(198)
Translation adjustment	−	(11,554)	(11,554)
Balance on June 30, 2025	45,024	95,724	140,748
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as related transaction costs.

24.3 Reconciliation with cash flows from financing activities – Consolidated

			2026			2025
			Jan-Jun			Jan-Jun
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	10,039	(15,933)	(5,562)	17,517	(8,907)	(4,955)
Debt restructuring	−	(54)	−	−	−	−
Deposits linked to finance debt (1)	−	(74)	(7)	−	(55)	(11)
Net cash used in financing activities	10,039	(16,061)	(5,569)	17,517	(8,962)	(4,966)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the six-month period ended June 30, 2026, the Company:

•	repaid several finance debts, totaling R$ 21,630, notably: (i) R$ 11,907 in the banking market, including R$ 6,870 of prepayments in both the domestic and international markets; (ii) R$ 8,279 in the capital markets, including the repurchase and redemption of R$ 3,558 of bonds issued in the international capital markets; (iii) R$ 1,035 to export credit agencies; (iv) R$ 271 to development banks; and (v) R$ 138 under other financing arrangements.
•	rose R$ 10,039, notably through: (i) borrowings in the domestic banking market, amounting to R$ 5,016; (ii) borrowings from export credit agencies, amounting to R$ 3,041; and (iii) borrowings in the international banking market, amounting to R$ 1,611.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair value (4)

Financing in U.S. Dollars (US$):	4,517	1,397	8,330	3,790	10,764	52,308	81,106	80,544
Floating rate debt (2)	3,153	1,332	2,896	934	3,830	7,511	19,656
Fixed rate debt	1,364	65	5,434	2,856	6,934	44,797	61,450
Average interest rate (p.a)	6.6%	6.1%	5.7%	6.1%	6.1%	6.6%	6.4%
Financing in Brazilian Reais (R$):	1,147	1,047	775	5,490	3,527	30,203	42,189	40,326
Floating rate debt (3)	949	231	222	222	2,942	27,635	32,201
Fixed rate debt	198	816	553	5,268	585	2,568	9,988
Average interest rate (p.a)	10.3%	10.1%	10.2%	10.2%	10.6%	8.2%	9.7%
Financing in Euro (€):	−	41	528	130	261	1,817	2,777	2,819
Fixed rate debt	−	41	528	130	261	1,817	2,777
Average interest rate (p.a)	−	4.6%	4.7%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling (£):	82	86	−	2,021	−	2,832	5,021	5,065
Fixed rate debt	82	86	−	2,021	−	2,832	5,021
Average interest rate (p.a)	6.2%	6.1%	−	6.1%	−	6.6%	6.3%
Financing in Renminbi:	18	24	25	25	2,549	−	2,641	2,639
Floating rate debt	18	24	25	25	2,549	−	2,641
Average interest rate (p.a)	3.1%	3.1%	3.1%	3.2%	3.1%	−	3.1%
Total on June 30, 2026	5,764	2,595	9,658	11,456	17,101	87,160	133,734	131,393
Average interest rate (p.a) (4)	7.6%	7.2%	7.0%	7.2%	7.2%	6.6%	6.8%

(1) The average maturity of outstanding debt, as of June 30, 2026, is 11.92 years (11.70 years as of December 31, 2025).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2025, the total fair value is R$ 142,557 and the average interest rate p.a. is 6.7%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets, when applicable, amounting to R$ 65,303 as of June 30, 2026 (R$ 73,678 of December 31, 2025); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 66,090 as of June 30, 2026 (R$ 68,879 as of December 31, 2025).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2026	2027	2028	2029	2030	2031 onwards	06.30.2026	12.31.2025
Principal	3,297	2,415	10,095	11,208	18,039	89,703	134,757	146,219
Interest	5,123	9,610	9,098	8,827	7,882	75,883	116,423	124,828
Total (1)	8,420	12,025	19,193	20,035	25,921	165,586	251,180	271,047
(1) The nominal flow of leases is found in note 25.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.5 Lines of credit

				Consolidated
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance on June 30, 2026
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171
In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	1,500	−	1,500
Petrobras	Banco Itaú	07/30/2025	07/31/2030	1,500	−	1,500
Petrobras	Banco do Brasil	03/23/2018	09/26/2030	3,500	−	3,500
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				10,829	−	10,829

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance on December 31, 2025	36,567	201,969	238,536
Remeasurement / New agreements	8,946	17,823	26,769
Payment of principal and interest	(7,593)	(19,252)	(26,845)
Charges incurred in the period	1,669	5,708	7,377
Monetary and Exchange variation	(1,230)	(11,788)	(13,018)
Cumulative translation adjustments	−	(29)	(29)
Transfers	2	7	9
Balance on June 30, 2026	38,361	194,438	232,799
Current			53,059
No Current			179,740

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance on December 31, 2024	33,959	196,082	230,041
Remeasurement / New agreements	6,469	38,826	45,295
Payment of principal and interest	(7,040)	(18,075)	(25,115)
Charges incurred in the period	1,339	6,080	7,419
Monetary and Exchange variation	(2,199)	(24,656)	(26,855)
Cumulative translation adjustments	2	(99)	(97)
Transfers	1	−	1
Balance on June 30, 2025	32,531	198,158	230,689
Current			50,590
No Current			180,099

As of June 30, 2026, the value of the lease liability of Petrobras Holding is R$ 242,373 (R$ 243,122 as of December 31, 2025), including leases and subleases with investee companies, mainly Transpetro.

The nominal (undiscounted) cash flow, without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)
Nominal value on June 30, 2026	29,549	47,835	39,533	28,164	21,272	174,528	340,881

(1) On December 31, 2025, the nominal amounts of future payments are R$ 355,731.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2026	2025
	Jan-Jun	Jan-Jun
Variable payments	4,002	2,721
Up to 1 year maturity	95	35
Variable payments x fixed payments	15%	11%

As of June 30, 2026, the nominal amount of lease agreements for which the lease term has not commenced is R$ 97,889 (R$ 112,009 at December 31, 2025). The reduction was mainly due to the commencement of lease-related obligations upon the availability of the corresponding assets for the Company’s use, in addition to the exchange rate effect in the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.1.

26.	Equity

26.1 Share capital

As of June 30, 2026 and December 31, 2025, the subscribed and fully paid share capital are as follows:

	06.30.2026		12.31.2025
Shares	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	118,621	7,442,231,382
Preferred	86,811	5,446,501,379	86,811	5,446,501,379
Total of subscribed and paid-in-capital shares	205,432	12,888,732,761	205,432	12,888,732,761

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

26.2 Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Parent Company
		Statutory Reserves
	Legal	R&D reserve	Tax incentives	Profit retention	Dividends and additional interest in capital proposed	Total
Balance on January 1, 2025	41,086	10,272	8,289	26,185	9,145	94,977
Additional dividends proposed	−	−	−	−	(9,145)	(9,145)
Cancellation of treasury shares	−	−	−	(5,563)	−	(5,563)
Balance on June 30, 2025	41,086	10,272	8,289	20,622	−	80,269

Balance on January 1, 2026	41,086	10,272	9,104	89,528	8,072	158,062
Additional dividends proposed	−	−	−	−	(8,072)	(8,072)
Balance on June 30, 2026	41,086	10,272	9,104	89,528	−	149,990

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, comprising 155,541,409 preferred shares and 222,760 common shares, the effects of which were reflected in the capital reserves (R$ 7) and profit retention reserve (R$ 5,563), offset by the treasury shares account.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

26.3 Other comprehensive income

The composition of the other comprehensive income is presented in the following table:

	Consolidated
	06.30.2026	12.31.2025
Actuarial losses on defined benefit pension plans	(41,665)	(41,665)
Unrealized losses on cash flow hedge - highly probable future exports	(9,612)	(27,207)
Translation adjustments	98,192	118,862
Others	(1,005)	(1,020)
Total	45,910	48,970

26.4 Distributions to shareholders

Dividends and interest in capital relating to 2025

On April 16, 2026, the Annual General Shareholders Meeting approved dividends and interest on capital relating to 2025, amounting to R$ 41,236 (R$ 3.19936420 per outstanding share). This amount includes R$ 33,164 anticipated during 2025 (updated by Selic interest rate from the date of each payment to December 31, 2025) and R$ 8,072 of complementary dividends which is accounted for as additional dividends and interest on capital proposed.

The complementary dividends of R$ 8,072, equivalent to R$ 0.62622908 per preferred and common share in circulation, was reclassified from shareholders’ equity to liabilities on the date of approval of the Annual General Meeting and was paid in two equal installments in May and June, 2026, in the form of interest on capital, updated by the Selic rate from December 31, 2025, until the date of each payment.

The interest on capital from the supplementary remuneration for the 2025 fiscal year resulted in a tax credit for income tax and social contribution of R$ 2,744. Withholding income tax was applied to the interest, except for immune and exempt shareholders, as established in current legislation. The tax benefit related to the supplementary interest on capital was recognized in the second quarter of 2026.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws came into effect on January 1, 2026.

Interest on capital relating to the first quarter of 2026

On May 11, 2026, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 9,034 (R$ 0.70097272 per outstanding common and preferred shares), based on the net income for the three-month period ended March 31, 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interest on capital - 1st quarter of 2026	05.11.2026	06.01.2026	0.70097272	9,034
Total anticipated remuneration to the shareholders of Petrobras			0.70097272	9,034

This interest on capital will be paid in two equal installments of R$ 4,517, on August 20 and September 21, 2026, and will be offset against shareholder renumeration relating to 2026. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of this fiscal year.

Interest on capital paid in advance based on interim information for the period ended March 31, 2026, resulted in an income tax and social contribution tax credit of R$ 3,072. Withholding income tax (IRRF) at a rate of 17.5% was applied to the interest on capital, except for immune and exempt shareholders, in accordance with applicable legislation.

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Dividends and interest in capital payable

As of June 30, 2026, the balance of dividends and interest on capital payable to Petrobras shareholders amounting to R$ 8,106 (R$ 11,415 as of December 31, 2025) corresponds to the advance payment of distributions for the first quarter of 2026, net of withholding income tax (IRRF) on interest on capital in the amount of R$928.

	Parent Company
	2026	2025
	Jan-Jun	Jan-Jun
Change of dividends and interest on capital payable
Initial balance	11,415	16,334
Addition by resolution of the Annual General Meeting	8,072	9,145
Addition by resolution of the Board of Directors (advances)	9,034	11,718
Payment	(19,276)	(26,154)
Monetary indexation	773	867
Transfers (unclaimed dividends and interest in capital)	(71)	(91)
Withholding income tax on interest on capital and monetary indexation	(1,841)	(810)
Final balance	8,106	11,009

Between January and June 2026, Petrobras made the following dividend and interest on capital payments:

Events	Date of payment	Deliberated amount net of withholding income tax	Monetary indexation	Withholding income tax on monetary indexation	Unclaimed dividends	Total paid
Dividends and interest on capital of the third quarter of 2025(1)	Feb-Mar/2026	11,415	298	(29)	(49)	11,635
Supplementary interest on capital of 2025 (2)	May-Jun/2026	7,236	475	(48)	(31)	7,632
Residual payments of dividends and interest in equity from previous fiscal years	Jan-Jun/2026	−	−	−	9	9
Total		18,651	773	(77)	(71)	19,276

(1) Deliberate gross value of R$ 12,157, consisting of R$ 3,821 in dividends and R$ 8,336 in interest on capital, net of withholding income tax on interest on capital of R$ 742 collected in 2026.

(2) Gross amount of R$ 8,072 in Interest on Capital, net of R$ 836 in withholding tax on interest on capital to be paid in 2026.

Unclaimed dividends and interest in capital

As of June 30, 2026, the balance of dividends and interest on capital not claimed by shareholders of Petrobras is R$ 879 (R$ 1,029 on December 31, 2025) recorded as other current liabilities, as described in note 17. The payment of these dividends and interest on capital was not carried out due mainly to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Parent Company
	2026	2025
	Jan-Jun	Jan-Jun
Changes in unclaimed dividends and interest on capital
Opening balance	1,029	1,708
Prescription	(221)	(270)
Transfers from dividends and interest on capital payable	71	91
Saldo final	879	1,529

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

26.5 Earnings per share

		Consolidated and Parent Company
	2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income for the period
Common	30,283	49,143	15,389	35,720
Preferred	22,162	35,965	11,263	26,141
	52,445	85,108	26,652	61,861

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,446,501,379	5,446,501,379	5,446,501,379
	12,888,732,761	12,888,732,761	12,888,732,761	12,888,732,761

Basic and diluted earnings per share (R$ per share)
Common	4.07	6.60	2.07	4.80
Preferred	4.07	6.60	2.07	4.80

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows:

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

27.1 Statement of income and statement of comprehensive income

Statement of income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Exchange rate risk
Cross currency swap - CDI x US$ - 27.3.1 (b)	90	318	145	307
Other derivatives	−	−	(1)	(2)
Cash flow hedge on exports - 27.3.1 (a)	(993)	(3,658)	(2,824)	(7,052)
Interest rate risk
Swap - IPCA x CDI - 27.3.1 (b)	(84)	(89)	(48)	20
Recognized in Net finance income (expense)	(987)	(3,429)	(2,728)	(6,727)

Price risk (commodity derivatives)
Recognized in other income and expenses	(50)	(727)	49	59
Total	(1,037)	(4,156)	(2,679)	(6,668)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	4,260	26,659	22,124	55,292
Deferred income taxes	(1,448)	(9,064)	(7,522)	(18,799)
Total	2,812	17,595	14,602	36,493

27.2 Statement of financial position

Assets and liabilities

	Consolidated
	06.30.2026	12.31.2025
Fair value Asset Position (Liability)
Open derivatives transactions	124	(134)
Closed derivatives transactions awaiting financial settlement	(26)	(26)
Recognized in Statements of Financial Position	98	(160)
Other assets (note 17)	535	563
Other liabilities (note 17)	(437)	(723)

The following table presents the details of the open derivative financial instruments held by the Company and represents its risk exposure:

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Notional amount		Fair value Asset position (Liability)		Fair value hierarchy	Maturity
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Derivatives not designated for hedge accounting
Foreign currency risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(257)	(466)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	(US$ 31)	(US$ 20)	(1)	(1)	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	3,312	3,008	356	293	Level 2	2029/2034/ 2036
Price risk
Future contracts - Crude oil and oil products (2)	409	(3,045)	24	39	Level 1	2026
Swap - Short position/Soybean oil (3)	9	−	2	−	Level 2	2026
Options - Long put/ Soybean oil (3)	-	(4)	−	1	Level 2	2026
Total open derivative transactions			124	(134)
(1) Values in US$ (dollars) represent millions of the respective currencies.
(2) Notional value in thousand bbl.
(3) Notional value in thousand tons (operations of the subsidiary PBIO).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities:

Consolidated Guarantees given (received) as collateral
	06.30.2026	12.31.2025
Commodity derivatives	447	278

Equity

Consolidated Cumulative losses in other comprehensive income (shareholders’ equity)
	06.30.2026	12.31.2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	(14,563)	(41,222)
Deferred income taxes	4,951	14,015
Total	(9,612)	(27,207)

27.3	Market risks

27.3.1 Foreign exchange risk management

a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of June 30, 2026, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1766 exchange rate are set out below:

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

		Present value of hedging instrument notional value at 06.30.2026
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jul/2026 to jun/2036	72,445	375,020

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2025	72,080	396,615
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	23,346	120,115
Exports affecting the statement of income	(9,360)	(48,311)
Principal repayments / amortization	(13,621)	(70,106)
Foreign exchange variations	−	(23,293)
Amounts designated as of June 30, 2026	72,445	375,020
Nominal value of hedging instrument (finance debt and lease liability) on June 30, 2026	93,026	481,558

In the six-month period ended June 30, 2026, the Company recognized a R$ 292 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a R$ 749 gain in the same period of 2025).

The average ratio of future exports for which cash flow hedge accounting was designated to highly probable future exports is 71.45%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Jun/2026	Jan-Jun/2025
Opening balance	(41,222)	(98,094)
Recognized in equity	23,001	48,240
Reclassified to the statement of income	3,658	7,052
Other comprehensive income (loss)	26,659	55,292
Closing balance	(14,563)	(42,802)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of June 30, 2026, is set out below:

Consolidated
	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(4,017)	(8,118)	(4,588)	(3,895)	626	5,429	(14,563)

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 568-basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Consolidated
Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(74)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 0.65% depreciation of the real;
•	euro x U.S. dollar - a 3.35 % appreciation of the euro;
•	pound sterling x U.S. dollar - a 1.07 % appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 2.05 % appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

		Consolidated
			Exposure	Probable Scenario	Reasonably possible scenario
Risk	Financial Instruments	In millions of US$	R$
Dollar/Real	Assets	3,307	17,120	110	3,424
	Liabilities	(119,462)	(618,409)	(3,990)	(123,682)
	Exchange rate - Cross currency swap	(488)	(2,527)	(16)	(505)
	Cash flow hedge on exports	72,445	375,020	2,420	75,004
	Dollar/Real	(44,198)	(228,796)	(1,476)	(45,759)
Euro/Dollar	Assets	1,285	6,652	223	1,330
	Liabilities	(1,636)	(8,468)	(284)	(1,694)
	Euro/Dollar	(351)	(1,816)	(61)	(364)
Pound/Dollar	Assets	967	5,006	53	1,001
	Liabilities	(1,900)	(9,835)	(105)	(1,967)
	Pound/Dollar	(933)	(4,829)	(52)	(966)
Renminbi /Dollar	Assets	−	−	−	−
	Liabilities	(500)	(2,588)	(53)	(518)
	Renminbi /Dollar	(500)	(2,588)	(53)	(518)
Others (1)	Assets	26	135	5	(25)
	Liabilities	(59)	(303)	(8)	(9)
	Others	(33)	(168)	(3)	(34)
Total		(46,015)	(238,197)	(1,645)	(47,641)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

27.3.2	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on June 30, 2026. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

	Consolidated
Risk	Operations	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(606)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(13)
Soybean oil - price changes	Options	−	−
Foreign currency - depreciation BRL x USD	Forward contracts	−	(15)
Total		−	(634)

The positions with commodity derivatives are presented in note 27.2.

27.3.3	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of June 30, 2026. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
CDI	3,474	4,864
SOFR 3M (1)	412	536
SOFR 6M (1)	401	481
SOFR O/N (1)	195	273
IPCA	633	887
TJLP	306	429
LPR 12M (2)	83	116
TR	21	30
	5,525	7,616
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

27.4	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated with the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

In this context, Petrobras' consolidated and individual financial statements, even if they show negative net working capital, do not compromise its liquidity.

In addition, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per explanatory note 24.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, redemptions of securities and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

The expected cash flows related to indebtedness are presented in notes 24.4 and 25, financing and lease liabilities, respectively.

27.5	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of June 30, 2026, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

28.1 Commercial transactions per operation with investees (Parent Company)

	06.30.2026			12.31.2025
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables (note 9.1)	7,003	847	7,850	15,592	924	16,516
Trade and other receivables, mainly from sales	6,798	−	6,798	15,398	−	15,398
Dividends receivable	173	−	173	160	−	160
Amounts related to construction of gas pipeline	−	636	636	−	698	698
Other operations	32	211	243	34	226	260
Advances to suppliers (note 11)	241	1,377	1,618	86	1,377	1,463
Total	7,244	2,224	9,468	15,678	2,301	17,979
Liabilities
Lease liabilities (1)	(2,359)	(4,953)	(7,312)	(1,271)	(641)	(1,912)
Mutual operations	(13,644)	(214,931)	(228,575)	(9,461)	(156,992)	(166,453)
Prepayment of exports	(124,606)	(30,273)	(154,879)	(90,471)	(154,263)	(244,734)
Accounts payable to suppliers (note 12)	(7,587)	−	(7,587)	(9,297)	−	(9,297)
Purchases of crude oil, oil products and others	(7,203)	−	(7,203)	(8,579)	−	(8,579)
Affreightment of platforms	(201)	−	(201)	(204)	−	(204)
Advances from customers	(183)	−	(183)	(514)	−	(514)
Total	(148,196)	(250,157)	(398,353)	(110,500)	(311,896)	(422,396)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	Apr-Jun	2026 Jan-Jun	Apr-Jun	2025 Jan-Jun
Result
Revenues, mainly sales revenues	53,691	101,949	33,928	67,649
Foreign exchange and inflation indexation charges, net (2)	1,478	11,920	9,968	24,788
Finance income (expenses), net (2)	(8,387)	(16,520)	(8,038)	(16,606)
Total	46,782	97,349	35,858	75,831
(2) Includes the amounts of R$ 32 of positive exchange rate variation and R$ 277 of financial expense relating to lease and sublease transactions required by IFRS 16 / CPC 06 (R2) (R$ 119 of positive exchange rate variation and R$ 185 of financial expense for the period from January to June 2025).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	06.30.2026	12.31.2025
From 5.01 to 6%	(10,920)	(7,579)
From 6.01 to 7%	(22,809)	(3,136)
From 7.01 to 8%	(95,587)	(80,309)
From 8.01 to 9%	(99,259)	(75,429)
Total	(228,575)	(166,453)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current and non-current liabilities.

	Parent Company
	06.30.2026	12.31.2025
Accounts receivable, net (note 9.1)	57,396	54,686
Credit rights assignments (note 24.1)	(58,240)	(58,746)

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	2026		2025
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Financial Income FIDC-NP	1,717	3,301	1,714	3,787
Financial Expenses FIDC-NP	(1,671)	(3,335)	(1,859)	(3,935)
Net finance income (expense)	46	(34)	(145)	(148)

28.4 Guarantees

Petrobras has a procedure of granting guarantees to its subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad. The financial operations carried out by these subsidiaries and guaranteed by Petrobras have a balance of R$ 88,361 to be settled on June 30, 2026 (R$ 97,202 on December 31, 2025).

The guarantees offered by Petrobras, mainly guarantees, which are non-remunerated, are made based on contractual clauses that support the financial operations between the subsidiaries/controlled companies and third parties, guaranteeing the assumption of the fulfillment of the third party's obligation, should the original debtor fail to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		Consolidated
		06.30.2026	12.31.2025
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	304	167	184	152
Other associates and joint ventures	181	108	238	149
Subtotal	485	275	422	301
Brazilian government – Parent and its controlled entities
Government bonds	2,728	−	3,037	−
Banks controlled by the Brazilian Government	96,592	22,853	88,187	20,855
Fuel Trading Subsidy Program (note 28.5.1)	10,462	−	−	−
Brazilian Federal Government (1)	−	4,013	−	4,915
Pré-Sal Petróleo S.A. – PPSA	−	7	−	639
Others	511	988	1,001	938
Subtotal	110,293	27,861	92,225	27,347
Petros	280	1,325	275	1,704
Total	111,058	29,461	92,922	29,352
Current	24,182	4,799	10,435	7,993
Non-current	86,876	24,662	82,487	21,359
(1) Include dividends and lease amounts.

The effect on the result of significant transactions is presented below:

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Apr-Jun	2026 Jan-Jun	Apr-Jun	2025 Jan-Jun
Joint ventures and associates
Petrochemical companies (associates)	6,248	10,799	4,748	9,499
Other associates and joint ventures	56	111	56	121
Subtotal	6,304	10,910	4,804	9,620
Brazilian government – Parent and its controlled entities
Government bonds	77	163	166	340
Banks controlled by the Brazilian Government	38	(116)	(258)	(520)
Fuel Trading Subsidy Program (note 28.5.1)	11,720	12,461	−	−
Brazilian Federal Government	(177)	(303)	(185)	(332)
Pré-Sal Petróleo S.A. – PPSA	(584)	(678)	138	(1,346)
Others	(276)	(893)	(348)	(736)
Subtotal	10,798	10,634	(487)	(2,594)
Petros	(26)	(50)	(28)	(51)
Total - Income (Expenses)	17,076	21,494	4,289	6,975
Revenues, mainly sales revenues	5,529	10,848	4,781	9,564
Income (expenses)	11,603	10,938	(215)	(2,085)
Foreign exchange and inflation indexation charges, net	(157)	(257)	(104)	(192)
Finance income (expenses), net	101	(35)	(173)	(312)
Total - Income (Expenses)	17,076	21,494	4,289	6,975

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.2.

28.5.1	Fuel trading subsidy program

Given the geopolitical situation in the Middle East and its impact on international oil and oil products prices, as of March 2026, the Brazilian Federal Government granted economic subsidies to the trade of road-use diesel, LPG, and gasoline in Brazil, equalizing a portion of the costs of producers and importers, aimed at contributing to stabilize prices and supply of oil products.

Petrobras adhered to these programs, whereby authorized amounts and conditions for receiving subsidies are defined within specific legal and regulatory framework for each product and period.

Subsidy revenue is recognized when the eligible oil products are sold and delivered to customers.

The following table presents subsidy revenue by fuel recognized in the six-month period ended June 30, 2026, including their legal instruments:

Fuel	Provisional measure (1)	Period	Description	Gross sales revenues	Sales charges	Net revenues
Road-use Diesel	1,340/2026	03/12 to 03/31/2026	R$ 0.32 per liter	740	(68)	672
	1,340/2026	04/01 to 04/06/2026	Up to R$ 0.32 per liter	170	(16)	154
	1,340/2026	04/07 to 06/01/2026	Up to R$ 1.12 per liter	5,490	(507)	4,983
	1,363/2026	As from 06/02/2026	R$ 1.12 per liter	3,826	(354)	3,472
Road-use Diesel “A”	1,358/2026	As from 06/01/2026	R$ 351.50 per m3	1,243	(115)	1,128
LPG	1,349/2026	As from 04/01/2026	R$ 850.00 per ton	93	(9)	84
Gasoline	1,358/2026	As from 05/29/2026	R$ 0.44 per liter	899	(83)	816
Total				12,461	(1,152)	11,309
(1) Complemented by the related decrees and ordinances.

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

In the six-month period ended June 30, 2026, Petrobras recognized a receivable related to the fuel subsidy amounting to R$ 12,461, in addition to R$ 13 in monetary variation income. In the same period, R$ 2,012 was received, leaving a balance receivable of R$ 10,462 as of June 30, 2026, according to note 9.1.

In July 2026, R$ 4,371 was received, including R$ 6 in monetary variation, bringing the total amount to R$ 6,383. The remaining balance is under review by the ANP.

28.6 Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers of Petrobras Parent Company are based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

Parent Company

	Jan-Jun/2026			Jan-Jun/2025
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	8.3	0.8	9.1	8.1	0.8	8.9
Social security and other employee-related taxes	2.2	0.2	2.4	2.2	0.1	2.3
Post-employment benefits (pension plan)	0.6	−	0.6	0.7	−	0.7
Benefits due to termination of tenure	−	−	−	0.3	−	0.3
Total compensation recognized in the statement of income	11.1	1.0	12.1	11.3	0.9	12.2
Total compensation paid (1)	22.1	1.0	23.1	21.4	0.9	22.3
Monthly average number of members in the period	8.67	11.00	19.67	8.83	11.00	19.83
Monthly average number of paid members in the period	8.67	9.00	17.67	8.83	9.00	17.83

(1) Includes portion of the variable compensation for Administrators in the Executive Board related to previous years.

In the six-month period ended June 30, 2026, the consolidated expense for the total remuneration of directors and board members totaled R$ 37.83 (R$ 37.54 from in the six-month period ended June 30, 2025).

The remuneration of members of the Advisory Committees to the Board of Directors should be considered separately from the overall remuneration limit set for directors, that is, the amounts received are not classified as remuneration for directors.

Members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of a Board Member, as established in Article 38, § 8, of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 0.68 from January to June 2026 (R$ 0.81, considering social charges). In the six-month period ended June 30, 2025, the accumulated remuneration in the period was R$ 0.67 (R$ 0.79, considering social charges).

On April 16, 2026, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$ 57.22 as the global limit of remuneration to be paid in the period between April 2026 and March 2027 (R$ 47.57 in the period between April 2025 and March 2026, set on April 16, 2025).

29.	Supplemental information on statement of cash flows
Consolidated
	2026 Jan-Jun	2025 Jan-Jun
Amounts paid during the period:
Withholding income tax paid on behalf of third parties	6,950	4,953
Transactions not involving cash
Purchase of property, plant and equipment on credit	1,777	1,270
Lease	28,498	47,119
Provision (reversal) for decommissioning costs	(2)	34
Use of tax credits and judicial deposit for the payment of contingencies	352	651
Earn Out related to Atapu and Sépia fields	1,061	290

29.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated

	2026 Jan-Jun	2025 Jan-Jun
Depreciation and depletion of Property, plant and equipment	54,076	47,984
Amortization of Intangible assets	482	413
	54,558	48,397
Depreciation of right of use - recovery of PIS/COFINS	(482)	(496)
Capitalized depreciation	(10,959)	(7,973)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	43,117	39,928

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

30.	Subsequent events

Distribution of remuneration to shareholders related to the second quarter of 2026

On August 6, 2026, the Board of Directors approved the distribution of interim dividends and interest on capital of R$ 17,376 (R$ 1.34814262 per preferred and common share outstanding), based on the interim financial information for the period ended June 30, 2026, considering the application of the Shareholder Remuneration Policy formula, as shown in the table below:

			Parent Company
	Date of approval	Date of shareholder position	Amount per common and preferred shares (R$)	Amount
Interim dividends	08.06.2026	08.21.2026	0.47156696	6,078
Interim interest on capital	08.06.2026	08.21.2026	0.87657566	11,298
Total			1.34814262	17,376

These dividends and interest on capital will be paid in two equal installments of R$ 8,688, on November 23, 2026 and December 21, 2026, and will be deducted from the remuneration that will be distributed to shareholders relating to 2026. The amounts will be adjusted by the Selic rate from the date of payment of each installment until December 31, 2026.

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2025, and the ones of June 30, 2026
	Number of notes
Notes to the Financial Statements	Annual for 2025	Quarterly information for 2Q-26
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and financial investments	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Prepayments	16	11
Trade payables	17	12
Taxes	18	13
Employee benefits	19	14
Provisions for legal proceedings, judicial deposits and contingent liabilities	20	15
Provision for decommissioning costs	21	16
Other assets and liabilities	22	17
Property, plant and equipment	23	18
Intangible assets	24	19
Impairment	25	20
Exploration and evaluation of oil and gas reserves	26	21
Investments	28	22
Disposal of assets and other transactions	29	23
Finance debt	30	24
Lease liability	31	25
Equity	32	26
Financial risk management	33	27
Related party transactions	34	28
Supplemental information on statement of cash flows	35	29
Subsequent events	36	30

The notes to the annual report 2025, which were suppressed in the interim financial statements of June 30, 2026, because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
Consortia (partnerships) in E&P activities	27

70

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended June 30, 2026;
(ii)	reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended June 30, 2026.

Rio de Janeiro, August 6, 2026.

Magda Maria de Regina Chambriard	Ricardo Wagner de Araújo
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Angélica Garcia Cobas Laureano	Sylvia Maria Couto dos Anjos
Chief Logistics, Commercialization and Markets Executive Officer	Chief Exploration and Production Executive Officer

Clarice Coppetti	William França da Silva
Chief Corporate Affairs Executive Officer	Chief Industrial Processes and Products Executive Officer

Fernando Sabbi Melgarejo	William Vella Nozaki
Chief of Finance and Investor Relations Executive Officer	Chief of Energy Transition and Sustainability Executive Officer

Renata Faria Rodrigues Baruzzi Lopes
Chief Engineering, Technology and Innovation Executive Officer

71

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (11) 3940-1500

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2026, which comprises the statement of financial position as of June 30, 2026 and the respective statements of income and comprehensive income for the three and six-month periods then ended, and statements of changes in shareholders' equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

72

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Other matters - Statements of added value

The quarterly information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended June 30, 2026, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 6, 2026

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer